Exhibit 99.2

Fresenius Medical Care AG

Compensation Report for the 2023 fiscal year

Table of contents

Introduction	3

The Fiscal Year in retrospect	3
Business performance and economic environment	3
Short-term incentive target achievement for the Fiscal Year	4
Long-term incentive target achievement for the performance period ending at the end of the Fiscal Year	4
Compensation-relevant changes in the Management Board	5

The Company’s structure and corporate bodies’ compensation	5
General Partner’s compensation	6
Compensation Governance of the members of the Management Board	6
Compensation systems applying to compensation in the Fiscal Year	7
Horizontal and vertical compensation reviews	8

The Compensation System 2020+	9
Guiding principles of the Compensation System 2020+	9
Components of the Compensation System 2020+	10
Compensation structure under the Compensation System 2020+	10
Caps and maximum compensation	11
Compliance with maximum compensation (Allocations 2020)	12
Malus and clawback	13

Management Board members’ compensation	14
Fixed compensation components	14
Variable compensation components	14
Variable compensation components under the Compensation System 2020+	15
Short-term incentive – MBBP 2020+	15
Functioning	15
Link to strategy	16
Financial performance targets	16
Sustainability target	17
Overall target achievement	19
Long-term incentive – MB LTIP 2020	19
Functioning	20
Link to strategy	21
Allocation in the Fiscal Year	21
Target values and target achievement (Allocation 2020)	22
Vested amounts (Allocation 2020)	23
Variable compensation components from allocations made prior to the Compensation System 2020+	23

Share Based Award	23
MB LTIP 2019	24
LTIP 2011	26
Overview of outstanding share-based compensation components	26
Temporal profile of the share-based compensation components	28
Compensation tables for the current Management Board members and members in office until the end of the Fiscal Year	28
Personal investment from variable compensation	30
Shareholdings of the members of the Management Board	33
Other benefits and commitments	33
Benefits from third parties	33
Pension commitments	33
Defined benefit pension commitments	33
Defined contribution pension commitments	34
U.S.-based 401(k) Savings Plan	35
Post-employment non-competition covenant	35
Change of control	35
Severance payment cap	35
Continued compensation in cases of sickness	35
Agreements with a member of the Management Board who resigned from office at the end of the Fiscal Year	36
Further information	36

Former Management Board members’ compensation	36

Compensation of the members of the supervisory board	37
Compensation as provided for in the Articles of Association	38
Activities on the supervisory board	39
Activities in committees	39
Deduction and offset clauses	39
Reimbursement of expenses and insurance protection	39
No variable compensation	40
Compensation awarded and due in the Fiscal Year	40

Comparative presentation of the development of the compensation	41
Metrics for the performance of the Company	41
Information on the compensation awarded and due	41
Financial figures	41
Compensation of the Management Board	42
Compensation of the supervisory boards	42
Compensation of the employees	42

Outlook for compensation-related changes	43

Auditor’s Report	44

Introduction

The Compensation Report of Fresenius Medical Care AG (Company) for the fiscal year 2023 (Fiscal Year) was prepared in accordance with the requirements of Section 162 of the German Stock Corporation Act (Aktiengesetz – AktG). The Compensation Report includes individualized and comprehensive information on the compensation within the meaning of Section 162 paragraph 1 AktG awarded and due to current and former members of the management board and of the supervisory board in the Fiscal Year and benefits within the meaning of section 162 paragraph 2 AktG awarded or promised to members of the management board.

PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (PwC) audited the Compensation Report from a formal perspective pursuant to Section 162 paragraph 3 AktG. In addition to such audit from a formal perspective which is required by law with respect to the existence of the information required by law, PwC was instructed to carry out an audit from a substantive perspective of such information included in the Compensation Report. The auditor’s report is annexed to this Compensation Report.

The 2023 Annual General Meeting (AGM) of the Company approved the Compensation Report for 2022 with a majority of approximately 61.08% of the votes cast. The relatively low approval rate compared to the previous year (approximately 94.87%) is, as far as can be seen, due to criticism from shareholders regarding the amount of compensation awarded to a former member of the Management Board in 2022. This did not relate to the manner of reporting. The management board of the Company (Management Board) and the supervisory board of the Company (Supervisory Board) are therefore reaffirmed in the manner of reporting. The structure of the Compensation Report for the Fiscal Year and the level of detail of the information provided are essentially the same as in the previous year.

As scheduled, the Supervisory Board will submit a completely reviewed and revised compensation system for approval at the Company’s 2024 AGM, which will apply to the compensation of the Management Board from 2024 (Compensation System 2024+). An outlook for the Compensation System 2024+ can be found at the end of this Compensation Report in the section “Outlook for compensation-related changes.”

The Fiscal Year in retrospect

The compensation awarded and due to the members of the Management Board in the Fiscal Year rewarded their performance in achieving the strategic goals in the Fiscal Year. At the same time, it provided effective incentives for the long-term value-creation of the Company – taking into account the interests of patients, shareholders, employees and other stakeholders. Therefore, the compensation of the members of the Management Board made a significant contribution to promoting the business strategy and the long-term sustainable development of the Company and the group.

Business performance and economic environment

The general conditions for the business of Fresenius Medical Care stabilized over the course of the Fiscal Year and in some cases developed better than expected.

However, the overall economic environment remained challenging in the Fiscal Year and, as in 2022, business performance was impacted by inflation-related cost increases and unfavorable exchange rate effects. The government support received in 2022 in connection with the COVID-19 pandemic, particularly in the U.S., was also discontinued in the Fiscal Year.

Despite these macroeconomic challenges, the Fiscal Year evidenced a trend towards improving treatment volumes globally. Also, both the labor market in the U.S. and the inflationary environment stabilized.

The positive effects of the far-reaching turnaround measures introduced had an opposing effect to these burdens. Growing savings in connection with the “FME25” transformation program, an accelerated improvement in operating performance in the course of the Fiscal Year and the positive effect of the Tricare settlement with the U.S. government led to an increase in the earnings forecast over the course of the year. At the end of the Fiscal Year, the financial forecasts were achieved or exceeded.

Short-term incentive target achievement for the Fiscal Year

The business performance in the Fiscal Year was reflected by an overall target achievement of 115.40% for the short-term variable compensation component (short-term incentive) for the Fiscal Year. For further details see the section “Short-term incentive – MBBP 2020+.”

Long-term incentive target achievement for the performance period ending at the end of the Fiscal Year

The performance period of the allocation made in 2021 under the Management Board Long Term Incentive Plan 2020 (MB LTIP 2020) as a long-term variable compensation component (long-term incentive) ended upon the end of the Fiscal Year. The target achievement was governed by the 2021, 2022 and 2023 performance periods. The annual target values and the target achievement were each as shown in the following table:

Target values and target achievement for the allocation 2021 under the MB LTIP 2020

	Target values			Actual values			Target achievement
	0%	100%	200%	As reported	Adjustments (1)	According to plan terms	Per performance target	Annual
2021
Revenue growth	≤ 1%	=6%	≥ 11%	(1.3)%	3.1%	1.8%	16%
Net income growth	≤ 0%	=5%	≥ 10%	(16.8)%	2.4%	(14.4)%	0%	5%
Return on invested capital (ROIC)	≤ 5.5%	=6.0%	≥ 6.5%	4.9%	—%	4.9%	0%

2022
Revenue growth	≤ 1%	=6%	≥ 11%	10.1%	(8.0)%	2.1%	22%
Net income growth	≤ 0%	=5%	≥ 10%	(30.5)%	(6.1)%	(36.6)%	0%	7%
Return on invested capital (ROIC)	≤ 5.5%	=6.0%	≥ 6.5%	3.3%	—%	3.3%	0%

2023
Revenue growth	≤ 1%	=6%	≥ 11%	0.3%	5.2%	5.5%	90%
Net income growth	≤ 0%	=5%	≥ 10%	(25.9)%	1.6%	(24.3)%	0%	30%
Return on invested capital (ROIC)	≤ 5.5%	=6.0%	≥ 6.5%	2.8%	—%	2.8%	0%

Overall Target Achievement								14%

(1)	Revenue growth and net income growth were according to the plan terms of the MB LTIP 2020 determined at constant currency.

The compensation under the MB LTIP 2020 vests on the third anniversary after the respective allocation and is required to be invested in shares of the Company acquired on the stock exchange which are to be held for at least one year. In accordance with recommendation G.10 of the German Corporate Governance Code (GCGC), the members of the Management board cannot dispose of the corresponding amounts before four years have passed since the respective allocation.

The amounts to be invested in shares of the Company from the allocation for 2021 can be determined only after vesting in 2024 and will be disclosed in the Compensation Report for 2024.

Details on the amounts to be invested in shares of the Company in the Fiscal Year from the allocation for 2020 can be found in the section “Vested amounts (Allocation 2020).”

Compensation-relevant changes in the Management Board

The company has completed the realignment of its operating model under the FME25 program and, since the beginning of the Fiscal Year, has been operating under a significantly simplified structure with two global segments: Care Enablement and Care Delivery. The allocation of responsibilities of the Management Board had already been adjusted to the realigned operating model as of January 1, 2022. As in the previous year, the elimination of Management Board functions with regional responsibility associated with the realignment of the operating model meant that the short-term incentive for the Fiscal Year for all members of the Management Board in accordance with the applicable “Compensation System 2020+” was exclusively subject to performance targets that were measured at Group level (globally) and no longer also partially at regional level.

Mr. Martin Fischer has been appointed as the new Chief Financial Officer (CFO) of Fresenius Medical Care with effect from October 1, 2023. Mr. Fischer took over this role from Ms. Helen Giza, who was appointed Chairwoman of the Management Board in December 2022 and continued in the CFO role on an interim basis until the end of September 30, 2023.

The member of the Management Board Mr. William Valle left the Management Board at the end of the Fiscal Year. Mr. Valle has been succeeded by Mr. Craig Cordola, who has been appointed a member of the Management Board effective January 1, 2024. More detailed information on the agreements concluded with Mr. Valle in connection with his departure from the Management Board can be found in the section “Agreements with a member of the Management Board who resigned from office at the end of the Fiscal Year.” In this Compensation Report, the compensation for Mr. Valle is reported together with the compensation of the current members of the Management Board because Mr. Valle was a member of the Management Board for the entire Fiscal Year. This is in line with previous practice in comparable cases.

The Company’s structure and corporate bodies’ compensation

Until November 30, 2023, the Company had the legal form of a partnership limited by shares (KGaA) with the company name “Fresenius Medical Care AG & Co. KGaA”. The business of the Company in the legal form of a KGaA was managed by its general partner, Fresenius Medical Care Management AG (General Partner), represented by its management board. In the legal form of a KGaA, the Company did not have its own management board.

The Extraordinary General Meeting of the Company on July 14, 2023 resolved to convert the Company into a stock corporation (Aktiengesellschaft – AG) by way of a change of legal form in accordance with the provisions of the German Transformation Act (Umwandlungsgesetz) (change of legal form). The change of legal form became effective upon registration with the commercial register of the competent local court in Hof (Saale), Germany, on November 30, 2023. Since then, the Company has had the legal form of an AG with the company name “Fresenius Medical Care AG”.

The General Partner Fresenius Medical Care Management AG exited the Company when the change of the Company’s legal form became effective. The management of the Company and the conduct of its business are now no longer the responsibility of a general partner, but of the Company’s Management Board.

The members of the management board of the General Partner exited the General Partner in the course of the change of legal form and were appointed as members of the Company’s Management Board by the Supervisory Board of the Company. The service agreements of the members of the Management Board were transferred from the General Partner to the Company at unchanged conditions. The change of legal form therefore does not lead to any changes in the compensation of the members of the Management Board.

For further information on the change of legal form and the Company’s corporate governance as well as on the corporate bodies of the Company and their composition, see the Company’s Declaration on Corporate Governance (Erklärung zur Unternehmensführung) for the Fiscal Year, which is publicly available on the Company’s website.

Against this background, the Company’s Compensation Report for the Fiscal Year includes both information on the compensation of the members of the management board of Fresenius Medical Care Management AG, insofar as it was the general partner of the Company in the Fiscal Year (i.e., until the change of the Company’s legal form took effect on November 30, 2023), and information on the compensation of the members of the Company’s Management Board since the change of legal form took effect. Information on the Management Board in this Compensation Report relates to the management board of the General Partner for the period until the change of legal form took effect and to the Management Board of the Company for the period after the change of legal form took effect.

As in previous years, the Company’s Compensation Report also includes information on the compensation of the members of the supervisory board of Fresenius Medical Care Management AG in addition to information on the compensation of the members of the Supervisory Board of the Company. However, information on the compensation of the members of the supervisory board of Fresenius Medical Care Management AG is limited to the period for which it was the general partner of the Company (i.e., until the change of the Company’s legal form took effect on November 30, 2023). The corresponding information can be found in the section “Compensation of the members of the supervisory board.”

General Partner’s compensation

Pursuant to Article 7 paragraph 4 of the Company’s Articles of Association as in effect until the Company’s change of legal form, Fresenius Medical Care Management AG as general partner received non-profit-and-loss-related annual compensation of 4% of its share capital for managing the Company’s affairs and the liability associated therewith. The claim only existed for the period until the change of the Company’s legal form took effect and the General Partner exited the Company, i.e. for the period until November 30, 2023. The General Partner’s share capital amounted to €3 M in the Fiscal Year. The compensation due in this respect in the Fiscal Year was therefore €110 THOUS.

In addition, pursuant to Article 7 paragraph 3 of the Company’s Articles of Association in the version applicable until the effectiveness of the Company’s change of legal form, the General Partner was reimbursed for any expenses incurred in connection with managing the Company’s affairs until November 30, 2023. This includes, in particular, the compensation of the members of its management board and its supervisory board.

Compensation Governance of the members of the Management Board

Until effectiveness of the Company’s change of legal form on November 30, 2023, the General Partner’s supervisory board was responsible for determining the compensation of the members of the Management Board. The General Partner’s supervisory board was supported in this by a personnel committee established from among its members, the Human Resources Committee, which was also responsible for the tasks of a compensation committee. The Human Resources Committee consisted of Mr. Michael Sen (Chairman), Dr. Dieter Schenk (Deputy Chairman) and Mr. Rolf A. Classon.

Since the Company’s change of legal form took effect, the Company’s Supervisory Board has been responsible for determining the compensation of the members of the Management Board. The Company’s Supervisory Board is supported in this by the Compensation Committee formed from among its members, which as a rule includes two shareholder representatives and two employee representatives from the Supervisory Board. In the Fiscal Year, only the shareholder representatives Ms. Pascale Witz (Chairwoman) and Mr. Shervin J. Korangy (both since the change of legal form took effect) have been members of the Compensation Committee.

Resolutions on the determination of compensation were or are passed by the relevant supervisory board as a whole. The Human Resources Committee of the supervisory board of the General Partner and the Compensation Committee of the Supervisory Board of the Company prepared or prepare the resolutions.

The Supervisory Board of the Company in the legal form of an AG has adopted the resolutions of the supervisory board of the General Partner concerning the compensation of the members of the Management Board. This also applies in particular to the respective plan terms that apply to the short-term and long-term incentives of the members of the Management Board. In this respect, too, the Company’s change of legal form does not result in any changes to the compensation of the members of the Management Board.

Unless otherwise indicated, the following information on the compensation of the members of the Management Board relates to the members of the Management Board of the Company currently in office or in office until the end of the Fiscal Year. In the Fiscal Year until the change of the Company’s legal form took effect, these were each members of the management board of the General Partner. For the amounts, see the section “Compensation tables for the current Management Board members and members in office until the end of the Fiscal Year.”

For information on compensation of former members of the Management Board of the Company or of the management board of the General Partner in the Fiscal Year, including the amounts of such compensation, see the section “Former Management Board members’ compensation.”

Compensation systems applying to compensation in the Fiscal Year

The compensation of the Management Board members for the Fiscal Year was determined in accordance with the “Compensation System 2020+”, which was approved by the Company’s AGM on August 27, 2020 with a majority of more than 95% of the votes cast and implemented in the service agreements of the members of the Management Board. The compensation components awarded and due in the Fiscal Year under the provisions of the Compensation System 2020+ are in accordance with the Compensation System 2020+.

Details of the Compensation System 2020+ are available on the Company’s website at www.freseniusmedicalcare.com/en/about-us/management-board/compensation/. The main elements of the Compensation System 2020+ are also set out in this Compensation Report in the section “The Compensation System 2020+.”

The Compensation System 2020+ and the compensation awarded or due in the Fiscal Year are in each case in accordance with the relevant recommendations of the GCGC in the version dated April 28, 2022. Any deviations from the recommendations of the GCGC are disclosed in accordance with legal requirements.

To the extent that compensation based on multi-year variable compensation which had been allocated prior to the applicability of the Compensation System 2020+ was paid out to members of the Management Board in the Fiscal Year, this was done in accordance with the respectively applicable compensation systems previously approved by the Company’s AGM.

See the section “Variable compensation components from allocations made prior to the Compensation System 2020+” for details on such multi-year variable compensation.

Horizontal and vertical compensation reviews

In determining the individual Management Board members’ total compensation, the Supervisory Board takes into account their different functions and responsibilities within the Management Board and the Company’s economic situation. Furthermore, the Supervisory Board takes into account that the total compensation should also be appropriate considering the relevant market practice and benchmarks, using results of vertical and horizontal compensation reviews and external benchmark data. In addition, the total compensation contractually agreed with each member of the Management Board takes into account the best interest of the Company to retain the Management Board members and to attract potential new candidates for the Management Board.

In order to assess the appropriateness of the compensation system and the individual compensation of the Management Board members, the Supervisory Board conducts a horizontal review of compensation amounts and structures. The amounts of the target total direct compensation (base salary and the target short-term incentive amount and the allocation amount under the long-term incentive) and the relevant underlying components contractually agreed with each member of the Management Board are compared to compensation market data of companies of a comparable sector, country-coverage and size. To this end, the base salary as well as the target amounts of the variable compensation components of the Management Board members are benchmarked against those of companies of relevant peer groups, which include DAX companies as well as U.S. companies that operate in a comparable sector and are of a comparable size. In view of the change in the Company’s index membership from DAX to MDAX in the Fiscal Year, also the corresponding compensation data for MDAX companies was used. For the Fiscal Year, the DAX and MDAX companies in the composition of December 31, 2022 and – depending on the specific tasks of the relevant member of the Management Board – the following companies listed in the U.S. were used: Baxter International Inc., Boston Scientific Corporation, Cigna Corporation, CVS Health Corporation, DaVita Inc., Elevance Health, Inc. (previously Anthem Inc.), Encompass Health Corporation, Humana Inc., McKesson Corporation, Medtronic plc and UnitedHealth Group Incorporated.

The Supervisory Board also conducts a vertical review with respect to the compensation levels of the Company’s employees when determining the compensation system and the compensation of the Management Board members. For this purpose, the ratio between the average compensation of the Management Board and that of the upper management of the Company’s group in Germany was determined for the Fiscal Year in accordance with the Compensation System 2020+. The “upper management of the Company’s group in Germany” included all employees having a position of Vice President and above and reporting to a Management Board member. In addition, the ratios between the average compensation of the Management Board, of the employees of the Company’s group in Germany and of the employees of the Company’s group worldwide were determined. When conducting the vertical review, the Supervisory Board in accordance with recommendation G.4 of the GCGC also took into account the development of compensation levels over time.

On the basis of the compensation reviews it carried out in the Fiscal Year, the Supervisory Board came to the conclusion that the compensation of the Management Board is appropriate in terms of both its structure and amount.

The Compensation System 2020+

The guiding principles and components of the Compensation System 2020+ and the compensation structure as well as the caps and maximum compensation under the Compensation System 2020+ are described in detail below.

Guiding principles of the Compensation System 2020+

The objective of the Compensation System 2020+ is to enable the members of the Management Board to participate reasonably in a sustainable and long-term development of the company’s business and to reward them based on their duties and performance as well as their success in managing the company’s economic and financial position giving due regard to the peer environment, and to make a significant contribution to the implementation and further development of the business strategy.

The Compensation System 2020+ was developed based on the following guiding principles. Due to the realignment of the operating model under the FME25 program and the associated elimination of Management Board functions with regional responsibility, only global and no regional performance targets were applied in the Fiscal Year, as in the previous year. Further, the Compensation System 2020+ also complies with the recommendations of the GCGC in the currently applicable version of April 28, 2022.

Components of the Compensation System 2020+

The following overview shows the compensation components and further design elements of the Compensation System 2020+, which are described in more detail below.

Compensation structure under the Compensation System 2020+

The compensation structure of the target total direct compensation for a full fiscal year consists of 29% base salary, 31% short-term incentive and 40% long-term incentive.

Owing to a 71% share of performance-based variable compensation components in the target total direct compensation, the compensation of the Management Board is, as a whole, performance-based. Owing to a 40 % long-term incentive share (i.e., 56 % of variable compensation components) in the target total direct compensation, the compensation of the Management Board is geared to promoting sustainable and long-term corporate development.

Caps and maximum compensation

The Management Board members’ total compensation under the Compensation System 2020+ is limited, for one thing, by a cap applying to each variable compensation component and, for another, by maximum compensation.

For the short-term incentive, the target achievement and payout are capped at 120% of the relevant target amount. For the long-term incentive, the target achievement is capped at 200% for each allocation. In addition, the amounts received from each allocation of the long-term incentive are capped at 400% of the allocation amount, thus also capping the opportunity of benefiting from the Company’s share price development in the relevant vesting period. The Supervisory Board has further agreed a cap option for the variable compensation components in the event that extraordinary developments occur. In the Fiscal Year, there was no reason for the Supervisory Board to make use of this cap option.

The Compensation System 2020+ provides for a maximum amount of total compensation for each member of the Management Board (maximum compensation). Such maximum compensation limits the amounts potentially paid out to and received by a member of the Management Board as compensation from determinations or allocations for a fiscal year, irrespective of the dates on which such amounts are paid out or received. The maximum compensation takes into account all amounts paid out and received under the fixed and variable compensation components and the pension expense of the pension commitment attributable to the relevant fiscal year. A Management Board member’s maximum compensation may be lower than the sum of the potentially achievable payouts from the individual compensation components determined or allocated for a fiscal year.

The caps and maximum compensation under the Compensation System 2020+ are shown in the following chart:

Maximum compensation
200% target achievement cap
400% overall proceeds cap incl. share price development
Maximum compensation amount
Maximum amount of the LTI (2)
1.35 times base salary
Allocated amount of the LTI (2)
120% target achievement cap
1.05 times base salary
Target amount of the STI (1)
Maximum amount of the STI (1)
Fixed components
Fixed components
Fixed components
Minimum
at 0% target achievement for variable components
Target Compensation
at 100% target achievement
Maximum
at maximum target achievement level and achievable payout opportunity for variable compensation components

(1) Short-Term Incentive (STI)
(2) Long-Term Incentive (LTI)

The maximum compensation for a fiscal year is determined based on the currency of the base salary as specified in the relevant Management Board member’s service agreement. Under the Compensation System 2020+ and the allocation of responsibilities on which it is based, and in accordance with the respective service agreement, it amounts to €12,000 THOUS or $13,434 THOUS for the Chairperson of the Management Board (CEO), €9,500 THOUS or $10,635 THOUS for the CEO North America (now responsible for Care Delivery) and €7,000 THOUS or $7,836 THOUS for any other Management Board function.

Compliance with maximum compensation (Allocations 2020)

Compliance with the maximum compensation under the Compensation System 2020+ could for the first time be reviewed in the Fiscal Year since the vesting period for the long-term incentive allocated in 2020 only ended in the Fiscal Year and the amount earned in this respect was determined. The individual maximum compensation amounts for the respective members of the Management Board for 2020 were in each case complied with. It was not necessary to reduce the payout amount of the long-term incentive (as provided for in the Compensation System 2020+ in order to avoid exceeding the maximum compensation if necessary). The details are shown in the following table:

Compliance with the maximum compensation of the members of the Management Board then in office for 2020

in € THOUS	Current members of the Management Board and members in office until the end of the Fiscal Year
	Helen Giza		Franklin W. Maddux, MD (1)	Dr. Katarzyna Mazur-Hofsäß	William Valle (1)
Base salary	855		822	910	1,394
Fringe benefits	320		205	33	333
Pension expense	—		—	—	4,152 (2)
Total fixed components	1,175		1,027	943	5,879
Short-term incentive	839		806	1,050	1,443
Long-term incentive (MB LTIP 2020)	387		336	372	570
Total variable components	1,226		1,142	1,422	2,013
Total compensation for 2020	2,401		2,169	2,365	7,892
Cap short-term incentive	1,077		1,036	1,147	1,756
Cap long-term incentive	4,617		4,439	4,914	7,528
Maximum compensation	7,000	(3)	7,000	7,000	9,500

in € THOUS	Former members of the Management Board
	Rice Powell (1)	Dr. Olaf Schermeier	Kent Wanzek (1)	Harry de Wit
Base salary	1,804	725	808	735
Fringe benefits	438	137	216	327
Pension expense	—	504 (4)	474	619 (4)
Total fixed components	2,242	1,366	1,498	1,681
Short-term incentive	1,770	711	793	754
Long-term incentive (MB LTIP 2020)	739	297	331	301
Total variable components	2,509	1,008	1,124	1,055
Total compensation for 2020	4,751	2,374	2,622	2,736
Cap short-term incentive	2,273	914	1,018	926
Cap long-term incentive	9,742	3,915	4,363	3,969
Maximum compensation	12,000	7,000	7,000	7,000

(1)	The maximum compensation of Messrs. Franklin W. Maddux MD, William Valle, Rice Powell and Kent Wanzek for 2020 is agreed in U.S. dollar. For the presentation in this table, the U.S. dollar amounts were translated with the exchange rate of €1/$1.11947 used when the maximum compensation in the Compensation System 2020+ was determined, which is why the amounts set out herein may deviate from the amounts set out in other tables of this Compensation Report or in tables of previous Compensation Reports.

(2)	The pension commitment was made in 2020. The pension expense set out herein includes the past service cost which relates to the service period rendered since the appointment as a member of the Management Board.

(3)	In 2020, Ms. Helen Giza was CFO. Therefore, the maximum compensation amount applicable to the CFO applies to her maximum compensation for 2020.

(4)	The base salary of Dr. Olaf Schermeier and Mr. Harry de Wit was adjusted in 2020. The pension expense set out herein includes the past service cost recognized in 2020 to account for the salary adjustments.

Malus and clawback

Under the Compensation System 2020+, the Supervisory Board is entitled to withhold or reclaim variable compensation components in cases of a Management Board member’s misconduct or non-compliance with his or her duties or internal Company guidelines, considering the characteristics of the individual case. Within this framework, the Supervisory Board ensures that contractual provisions are in place determining detailed requirements for withholding or reclaiming variable compensation components and setting forth the consequences thereof, including the forfeiture, in full or in part, of all or some variable compensation components.

In the Fiscal Year, there was no reason for the Supervisory Board to make use of these authorizations.

Management Board members’ compensation

The compensation awarded or due in the Fiscal Year to the current Management Board members and members in office until the end of the Fiscal Year will be described in more detail below. Tables showing their respective total compensation are set out in the section “Compensation tables for the current Management Board members and members in office until the end of the Fiscal Year.” Information on the compensation for Management Board members that ceased to hold office before expiry of the Fiscal Year are set out in the section “Former Management Board members’ compensation.”

The compensation awarded and due to the members of the Management Board in the Fiscal Year consisted of fixed and variable components:

–	fixed compensation, consisting of a base salary and fringe benefits,

–	one-year variable compensation (short-term incentive) and

–	multi-year variable compensation (long-term incentive), consisting of payments under share-based cash-settled compensation allocated in previous years.

Fixed compensation components

The Management Board members receive a base salary and fringe benefits as fixed compensation components.

In the Fiscal Year, the fringe benefits awarded or due to the Management Board members under their individual service agreements mainly comprised the private use of company cars or the payment of a mobility allowance, housing, rent and relocation payments, reimbursement of fees for the preparation of tax returns, reimbursement of charges, contributions to pension schemes (other than the pension commitments set out herein), contributions to accident, life and health insurances or other insurances as well as tax equalization compensation due to varying tax rates applicable in Germany and the country in which the relevant Management Board member is personally taxable. See the section “Further information” for details of such tax equalization compensation.

In addition, individual contractual pension commitments have been made to individual Management Board members. Payments to the Management Board members under pension commitments will only become due when the covered event occurs. The pension commitments are set out in the section “Pension commitments.”

Variable compensation components

The variable compensation components under the Compensation System 2020+ comprise a short-term and a long-term incentive, the latter of which providing for the mandatory holding of shares in the Company.

Compensation from this long-term incentive component was earned for the first time in the Fiscal Year and had to be invested in shares in the Company acquired on the stock exchange which must be held for at least one year. Details on the amounts invested from the allocation for 2020 in the Fiscal Year can be found in the section “Vested amounts (Allocation 2020).”

Details on the target values and target achievement to the allocation of the long-term incentive component made in 2021 can be found in the section “Long-term incentive target achievement for the performance period ending at the end of the Fiscal Year.” The amounts from the allocation for 2021 will not vest until 2024 and must then be invested in shares of the Company.

In addition, some Management Board members received a long-term incentive from outstanding compensation components allocated in previous years under any of the compensation systems applicable until December 31, 2019. For more detailed information, see the section “Variable compensation components from allocations made prior to the Compensation System 2020+.”

Variable compensation components under the Compensation System 2020+

The variable compensation components applicable under the Compensation System 2020+ to activities in the Fiscal Year are shown in the following overview:

Short-term incentive – MBBP 2020+

Under the Compensation System 2020+, the Management Board members are entitled to receive a short-term incentive in accordance with the Fresenius Medical Care Management Board Bonus Plan 2020+ (MBBP 2020+), which may result in a cash payment. The short-term incentive rewards the Management Board members for the Company’s performance in the relevant fiscal year. The short-term incentive is linked to the achievement of three financial targets and one non-financial performance target.

The target short-term incentive amount to be allocated to each Management Board member (which is paid out at a target achievement level of 100%) equals 105% (multiplier of 1.05) of the relevant base salary of the respective Management Board member.

Functioning

The functioning of the MBBP 2020+ is shown in the following chart:

The short-term incentive is measured based on the achievement of four performance targets: 20% relate to revenue, 20% to operating income, 40% to net income and 20% to the achievement of specific and measurable sustainability criteria.

The Supervisory Board defines for each performance target the specific target values that lead to a target achievement of 0% (lower threshold), 100% and 120% (cap). The following applies to each of the financial performance targets: If the lower threshold of a target value is not exceeded, the target achievement is 0%. If the upper target value is reached or exceeded, the target achievement is 120%. If the financial performance values achieved are between the relevant target values for a target achievement of 0% to 50%, 50% to 100% or 100% to 120%, the relevant target achievement is determined by linear interpolation.

The short-term incentive is paid out in the year following the year of target achievement.

Link to strategy

The financial performance targets (revenue, operating income, net income) reflect key performance indicators or important financial performance indicators of the Company and support the Company’s strategy of achieving sustainable, profitable growth. The key success factors for continuous growth in revenue are to attract new customers for products as well as new patients to increase the number of treatments performed annually, and also to be successful in the other business areas in the health care sector. Operating income and net income reflect the company’s ability to operate profitably.

The non-financial performance target reaffirms the Company’s commitment to using sustainability as an important performance indicator in the implementation of its strategy and to linking the compensation of the Management Board even more closely to the sustainability-related development of the Company. The sustainability target, which relates to different sustainability areas, reflects the Company’s commitment and strategy with respect to environmental, social and governance aspects (ESG).

Financial performance targets

By measuring the performance targets at Group (global) level and – until 2021 depending on the relevant Management Board member’s function – at regional level, both the financial performance of the individual regions and that of the group were reflected.

The realignment of the company’s operating model under the FME25 program and the elimination of Management Board functions with regional responsibility had the effect that the short-term incentive for the Fiscal Year for all members of the Management Board, in accordance with the Compensation System 2020+, as in the previous year was subject exclusively to performance targets measured at Group (global) level and no longer also partially at regional level.

The target values applied to the financial performance targets in the Fiscal Year and their achievement are set out in the table below.

Short-Term Incentive – Target values and target achievement in the Fiscal Year

	Target values (1)				Actual values			Target achievement
	0%	50%	100%	120%	As reported	Adjustments (2)	According to plan terms
	in € M	in € M	in € M	in € M	in € M	in € M	in € M	in %
Revenue	≤18,201	= 19,414	= 20,223	≥22,245	19,454	1,139	20,593	103.66
Operating income	≤931	= 1,041	= 1,096	≥1,260	1,369	52	1,421	120.00
Net income	≤319	= 357	= 375	≥450	499	25	524	120.00

(1)	According to the plan terms, the target values had to be adjusted by the amounts from effects resulting from strategic portfolio divestments. The target values shown here already include these adjustments and are therefore only to a limited extent comparable with the underlying financial figures.

(2)	According to the plan terms, the financial figures underlying the target achievement were translated at the exchange rates that were applied for the determination of the target values to ensure comparability. Furthermore, one-time costs in connection with the Company’s change of legal form were excluded when determining the target achievement.

Sustainability target

In addition to the financial performance targets, the Compensation System 2020+ has incorporated sustainability as a non-financial performance target of the short-term incentive. The non-financial performance target reaffirms the Company’s commitment to integrating sustainability into its corporate strategy and implementing its global sustainability goals.

For the Fiscal Year, the Supervisory Board defined three equally weighted sustainability criteria as non-financial performance target for the short-term incentive: patient satisfaction, employee satisfaction and the development of a measurable sustainability assessment of the company’s product and service portfolio.

Patient satisfaction was determined using the Net Promoter Score (NPS). The NPS is a strategically relevant measure of patient satisfaction with the company’s services. The NPS is determined on the basis of patient surveys conducted as part of Fresenius Medical Care’s global Patient Experience Program.

The company has set itself the target of achieving an NPS value of at least 70 every year. This corresponds to a target achievement of 100% for the Fiscal Year. For the sustainability criterion “patient satisfaction”, the Supervisory Board in addition to the requirements of the Compensation System 2020+ also set a target value for a target achievement of 75%. This was intended to adequately reflect the high ambition of the corporate target, the achievement of which is required to reach 100% of the target, compared to industry benchmarks. Insofar as the figures determined for the NPS were between the respective target values for target achievement of 50% to 75%, 75% to 100% or 100% to 120%, target achievement was determined by linear interpolation. If the target value for target achievement of 50% was not achieved, the target achievement for the sustainability criterion “patient satisfaction” was 0%.

The target achievement for the sustainability criterion “patient satisfaction” was 120.00%.

Short-Term Incentive – Sustainability criterion Patient Satisfaction

	Target values					Target achievement
	0%	50%	75%	100%	120%	Absolute	Relative
	in points	in points	in points	in points	in points	in points	in %
Net Promoter Score	<50	= 50	= 57	= 70	≥72	72	120.00

The sustainability criterion “employee satisfaction” is another strategically relevant indicator and was measured using the Employee Engagement Index (EEI). As part of a group-wide survey, the company evaluated employee feedback on positive aspects of the working environment as well as opportunities for improvement. The company determined the employee engagement score by asking how many employees would say positive things about Fresenius Medical Care, how many intend to stay at Fresenius Medical Care and how many are motivated to perform well at Fresenius Medical Care. For the EEI, the answers were rated on a scale from one (I strongly disagree) to six (I strongly agree). From this, the company derived the point value for employee satisfaction.

Also for the sustainability criterion “employee satisfaction”, the Supervisory Board in addition to the requirements of the Compensation System 2020+ also set a target value for target achievement of 75%. Where the figures determined for the EEI were between two defined target values, the target achievement was determined by linear interpolation.

The target achievement for the sustainability criterion “employee satisfaction” was 100.00%.

Short-Term Incentive – Sustainability criterion Employee Satisfaction

	Target values					Target achievement
	0%	50%	75%	100%	120%	Absolute	Relative
	in points	in points	in points	in points	in points	in points	in %
Employee Engagement Index	≤4.0	= 4.1	= 4.3	= 4.4	≥4.6	4.4	100.00

The third sustainability criterion for the Fiscal Year concerned the development of a measurable assessment of the company’s product and service portfolio in terms of sustainability aspects. The measures incentivized by this performance target serve to create the basis for evaluating the sustainability performance of the company’s products and services available on the market, measuring it quantitatively in the future and aligning it with an even more sustainable profile. This performance target is in line with the company’s goal of carrying out an assessment of the sustainability performance of the relevant product and service portfolio by 2026.

Six sub-targets were assessed for target achievement. To achieve 50% of the target, four of these sub-targets had to be met: (i) the creation of a list of the portfolio covering at least 95% of relevant revenue. On this basis, (ii) a methodology and minimum criteria had to be defined with which the company’s key products and services could be quantitatively assessed from a sustainability perspective. In addition, (iii) a process for data collection and internal company responsibilities for the continuous assessment of the portfolio from a sustainability perspective had to be defined. The fourth sub-target related to (iv) proving the suitability of the defined measures on the basis of a successfully completed data dry-run. This had to be carried out with one product and one service with a high proportion of revenue. To achieve 100% of the target, the Management Board also had to develop a plan for the gradual introduction of the future sustainability assessment of the portfolio, which would cover at least 95% of revenue by 2026. This is in line with the corresponding corporate target. To achieve 120% of the target, the Management Board also had to create the conditions for the number of products and services covered by the data dry-run and their share of revenue to be reported as audited figures in the company’s non-financial reporting for the Fiscal Year.

For the sustainability criterion relating to the sustainability assessment of the company’s product and service portfolio, no target achievement between two defined target values was possible. Therefore, no linear interpolation was provided for.

The target achievement for this third sustainability criterion was 120.00%.

The overall target achievement for the sustainability target was 113.33% and was determined on the basis of a third-party audit.

The target achievement for the sustainability target and the individual, equally weighted sustainability criteria are shown in the following table:

Short-Term Incentive – Sustainability target achievement in the Fiscal Year

Target achievement per sustainability criterion			Sustainability target achievement
Patient Satisfaction	Employee Satisfaction	Sustainability assessment of the product and service portfolio	in %
120.00	100.00	120.00	113.33

Overall target achievement

The degree of the overall target achievement for the short-term incentive is determined based on the weighted arithmetic mean of the target achievement level of each performance target. Multiplying the degree of the respective overall target achievement with the target short-term incentive amount results in the final short-term incentive amount. After the corresponding resolution of the Supervisory Board, the final short-term incentive amount is paid to the respective Management Board member in cash. Since the overall target achievement is capped at 120%, the final short-term incentive amount is also capped at 120% of the respective target short-term incentive amount.

The following table shows the target achievement per performance target as well as the overall target achievement for the Fiscal Year:

Short-Term Incentive – Overall target achievement in the Fiscal Year

Target achievement (weighting)				Overall target achievement
Revenue (20%)	Operating income (20%)	Net income (40%)	Sustainability target (20%)	in %
103.66	120.00	120.00	113.33	115.40

The amounts to be paid out to the individual Management Board members in 2024 on the basis of this overall target achievement for the Fiscal Year, taking into account the target amount (base salary multiplied by the multiplier) and in compliance with the cap, can be found in the following table:

Short-Term Incentive – Amounts to be paid in 2024 for the performance in the Fiscal Year in € THOUS

	Base salary	Multiplier	Target amount	Cap (120%)	Overall target achievement in %	Payout amount
Helen Giza (1)	1,665	1.05	1,748	2,098	115.40	2,017
Martin Fischer (2)	200	1.05	210	252	115.40	242
Franklin W. Maddux, MD (1)	980	1.05	1,029	1,235	115.40	1,188
Dr. Katarzyna Mazur-Hofsäß	1,064	1.05	1,117	1,340	115.40	1,289
William Valle (1)	1,526	1.05	1,602	1,922	115.40	1,849

(1)	Note for the amounts as set out herein that the compensation benefits for Ms. Helen Giza as well as Messrs. Franklin W. Maddux, MD and William Valle are denominated in U.S. dollar and that the amounts are subject to currency fluctuations. The translation of U.S. dollar amounts was done at the average exchange rate for the applicable calendar year.

(2)	Mr. Martin Fischer was appointed as a member of the Management Board as of October 1, 2023, and correspondingly receives the Short-Term Incentive for the Fiscal Year on a pro-rated basis.

The corresponding information on the short-term incentive paid out in the Fiscal Year for the performance in 2022 was previously disclosed in the Compensation Report for the fiscal year 2022.

Long-term incentive – MB LTIP 2020

On the basis of the Compensation System 2020+, Performance Shares were allocated to the Management Board members in the Fiscal Year under the MB LTIP 2020 as a long-term incentive.

The Performance Shares allocated to the members of the Management Board under the MB LTIP 2020 are non-equity, cash-settled virtual compensation instruments with a performance period of three years. Any amounts received from the Performance Shares are subject to the achievement of three equally weighted performance targets and further depend on the development of the stock exchange price of the shares of the Company.

The allocation amount for the Performance Shares equals 135% (multiplier of 1.35) of the relevant base salary of the respective Management Board member.

In order to determine the number of Performance Shares to be allocated to the relevant Management Board member, the relevant allocation amount is divided by the value per Performance Share determined in accordance with IFRS 2 and considering the average price of the Company’s shares over a period of 30 calendar days prior to each relevant allocation date. The number of Performance Shares to vest for each Management Board member depends on the achievement of the performance targets.

Functioning

The functioning of the MB LTIP 2020 is shown in the following chart:

The Supervisory Board defines for each performance target the specific target values that lead to a target achievement of 0% (lower threshold), 100% and 200% (cap). The following applies to each performance target: If the lower target value is not exceeded, a target achievement of 0% applies. If the upper target value is reached or exceeded, a target achievement of 200% applies. If the actual financial figures range between the relevant target values applicable to a target achievement of 0% to 100% or 100% to 200%, the target achievement is determined by linear interpolation. At the end of the three-year performance period, the Supervisory Board determines the overall target achievement by taking the average of the target achievement levels for the three performance targets in the applicable three-year performance period. The three performance targets are equally weighted.

Based on the degree of the overall target achievement, the number of Performance Shares to vest is determined for each member of the Management Board. The number of Performance Shares may increase or decrease over the performance period. A total loss as well as (at most) doubling of the allocated Performance Shares in case of a target achievement of 200% (cap) is possible. After the final determination of the overall target achievement, the number of Performance Shares to vest is multiplied by the average price of the Company’s shares over the 30 calendar days preceding the relevant vesting date in order to calculate the corresponding amount received from the Performance Shares to vest. The total proceeds from the Performance Shares (the amount that can be earned under an allocation) are capped at 400% of the relevant allocation amount.

The proceeds from the Performance Shares (after taxes and duties) are transferred to a bank, which uses them to purchase shares in the Company on the stock exchange. The shares acquired in this way are subject to a holding period of at least one year. The members of the Management Board can therefore only dispose of this long-term incentive after a period of at least four years.

Link to strategy

The three performance targets revenue growth, net income growth and return on invested capital (ROIC) were selected because they provide effective incentives that the Company’s investments achieve a certain return and thus promote long-term, profitable growth and an attractive total return for shareholders. These performance targets form part of the Company’s key performance indicators or important financial performance indicators and support the execution of the Company’s long-term strategy.

Allocation in the Fiscal Year

The target achievement levels of the performance targets revenue growth and net income growth for the allocation in the Fiscal Year – as for the allocation in the previous year – are calculated based on a compound annual growth rate (CAGR) over the entire three-year performance period. To ROIC, annual target values apply. The respective target values are disclosed after the end of the three-year performance period.

In the Fiscal Year, the Performance Shares shown in the following table were allocated; their number was determined taking into account the allocation amount (base salary multiplied by the multiplier) and the value per Performance Share on the allocation date.

Performance Shares allocated in the Fiscal Year under the MB LTIP 2020

	Base salary	Multiplier	Allocation amount	Value per Performance Share at allocation (1)	Number of Performance Shares	Cap (400%)
	in € THOUS		in € THOUS	in €		in € THOUS
Helen Giza (2)	1,665	1.35	2,248	33.52	67,568	8,992
Martin Fischer (3)	200	1.35	270	38.37	7,037	1,080
Franklin W. Maddux, MD (2)	980	1.35	1,323	33.52	39,790	5,292
Dr. Katarzyna Mazur-Hofsäß	1,064	1.35	1,436	33.52	42,852	5,744
William Valle (2)	1,526	1.35	2,060	33.52	61,938	8,240

(1)	The value per Performance Share as set out herein and relevant for the number of Performance Shares to be allocated is determined according to the plan terms considering the average price of the Company’s shares over a period of 30 calendar days prior to the allocation date, which is why it may deviate from the Fair Value according to IFRS 2.

(2)	Note for the amounts as set out herein that the compensation benefits for Ms. Helen Giza as well as Messrs. Franklin W. Maddux, MD and William Valle are denominated in U.S. dollar and that the amounts are subject to currency fluctuations. The translation of U.S. dollar amounts was done at the average exchange rate for the applicable calendar year.

(3)	Mr. Martin Fischer was appointed as a member of the Management Board as of October 1, 2023, and has therefore received a pro-rated allocation under the MB LTIP 2020 in the Fiscal Year. The allocation for Mr. Fischer was made as of October 1, 2023. The value per Performance Share at allocation therefore differs from that for the other Management Board members, for whom the allocation was made as of March 1, 2023.

An overview of the status in the Fiscal Year of the Performance Shares allocated under the MB LTIP 2020 can be found in the section “Overview of outstanding share-based compensation components.”

Target values and target achievement (Allocation 2020)

In the Fiscal Year, the long-term incentive from the allocation for 2020 was earned. The performance targets for the 2020, 2021 and 2022 performance periods were decisive for target achievement.

The degree of the overall target achievement during the three-year performance period was determined on the basis of the three performance targets revenue growth, net income growth and return on invested capital (ROIC). The annual target values and target achievement are shown in the following table:

Long-Term Incentive – Target values and target achievement for the Allocation 2020 under the MB LTIP 2020

	Target values			Actual values			Target achievement
	0%	100%	200%	As reported	Adjust- ments (1)	According to plan terms	Per performance target	Annual
2020
Revenue growth	≤ 1%	= 6%	≥ 11%	2.2%	3.1%	5.3%	85%	162%
Net income growth	≤ 0%	= 5%	≥ 10%	(2.9)%	17.8%	14.9%	200%
Return on invested capital (ROIC)	≤ 5.5%	= 6.0%	≥ 6.5%	5.8%	0.8%	6.6%	200%

2021
Revenue growth	≤ 1%	= 6%	≥ 11%	(1.3)%	3.1%	1.8%	16%	5%
Net income growth	≤ 0%	= 5%	≥ 10%	(16.8)%	2.4%	(14.4)%	0%
Return on invested capital (ROIC)	≤ 5.5%	= 6.0%	≥ 6.5%	4.9%	—%	4.9%	0%

2022
Revenue growth	≤ 1%	= 6%	≥ 11%	10.1%	(8.0)%	2.1%	22%	7%
Net income growth	≤ 0%	= 5%	≥ 10%	(30.5)%	(6.2)%	(36.7)%	0%
Return on invested capital (ROIC)	≤ 5.5%	= 6.0%	≥ 6.5%	3.3%	—%	3.3%	0%

Overall Target Achievement								58%

(1)	Revenue growth and net income growth were according to the plan terms of the MB LTIP 2020 determined at constant currency. Furthermore, as already reported for the first time in the 2020 Compensation Report, an impairment of goodwill and tradenames in the then existing Latin America Segment had materialized in 2020 with an impact of €194,468 THOUS as a consequence of the macro-economic down-turn and increasing risk adjustment rates for several countries in the Latin America Segment. In particular to ensure comparability of the underlying financial figures of the performance targets with the Company’s operating performance and to adequately recognize the actual performance of the members of the Management Board, the supervisory board of the General Partner responsible at the time in February 2021 decided to exclude the Latin America Segment impairment in question, which solely related to the carrying amounts, when determining the relevant target achievement for the variable compensation for 2020.

Vested amounts (Allocation 2020)

The following table shows the amounts that vested in the Fiscal Year from the Allocation 2020 and were awarded within the meaning of Section 162 paragraph 1 sentence 1 AktG.

Long-Term Incentive – Vested amount from the Allocation 2020 of the MB LTIP 2020

	Fair Value at allocation	Number of allocated Performance Shares	Overall target achievement	Number of final Performance Shares	Share price at vesting	Vested amount
	in € THOUS		in %		in €	in € THOUS
Current members of the Management Board and members in office until the end of the Fiscal Year
Helen Giza (1)	1,070	17,465	58	10,130	34.55	387
Franklin W. Maddux, MD (1)	988	15,954	58	9,253	34.55	353
Dr. Katarzyna Mazur-Hofsäß	1,139	18,588	58	10,781	34.55	372
William Valle (1)	1,676	27,053	58	15,691	34.55	599

Former members of the Management Board
Rice Powell (1)	2,170	35,030	58	20,317	34.55	776
Dr. Olaf Schermeier	907	14,809	58	8,589	34.55	297
Kent Wanzek (1)	972	15,694	58	9,103	34.55	347
Harry de Wit	920	15,014	58	8,708	34.55	301

(1)	Note for the amounts set out that the compensation benefits for Ms. Helen Giza as well as for Messrs. Franklin W. Maddux MD, William Valle, Rice Powell and Kent Wanzek are denominated in U.S. dollar and that the amounts are subject to currency fluctuations. The translation of U.S. dollar amounts for the long-term incentive awarded in the Fiscal Year (vested amount) was done at the closing rate of the vesting date.

The amounts that vested in the Fiscal Year (after taxes and duties) were not paid out but in accordance with the plan terms transferred to a bank, which used them to purchase shares in the Company on the stock exchange. The shares acquired in this way are subject to a holding period of at least one year. Information on the shares acquired in this respect in the Fiscal Year can be found in the section “Personal investment from variable compensation.”

Variable compensation components from allocations made prior to the Compensation System 2020+

Individual members of the Management Board received variable compensation for their activities on the Management Board in the Fiscal Year based on outstanding compensation components allocated in previous years under one of the compensation systems applicable until December 31, 2019 or could have exercised stock options granted to them in previous years under one of the compensation systems applicable until December 31, 2019. Further allocations based on these compensation components (including further grants of stock options) are no longer possible.

Share Based Award

To the extent members of the Management Board holding office at that time were entitled to the Share Based Award under one of the compensation systems applicable until December 31, 2019, they could – for the last time in the Fiscal Year – in principle receive share-based compensation, after a period of three years following the relevant allocation date, at the earliest. Such compensation was paid in cash in an amount that depended on the stock exchange price of the Company’s shares on the exercise date. In special cases (e.g. disability to work, retirement, non-renewal of service agreements by the company) a shorter period could apply. The Share Based Award was to be classified as long-term compensation.

The Share Based Award was the amount of the one-year variable compensation component under the compensation systems applicable until December 31, 2019 that was to be converted into virtual shares of the Company not backed by equity of the Company as an amount to be deferred. In principle, 25% of the total amount of the one-year variable compensation was to be converted into such virtual shares; the relevant amount was determined by multiplying the degree of the relevant overall target achievement by the relevant base salary and a further fixed multiplier. The amount to be paid out under Share Based Awards was calculated by multiplying the number of virtual shares by the stock exchange price of the Company’s shares on the relevant exercise date.

In the Fiscal Year, individual current and former members of the Management Board received payments resulting from Share Based Awards allocated to them in 2020 for the achievement of the performance targets in 2019 (Allocation 2019) that vested in the Fiscal Year.

Payout from the Share Based Awards allocated in 2020 for 2019 (1)

	Allocation amount	Number of virtual shares	Share price at exercise	Payout amount
	in € THOUS		in €	in € THOUS
Current members of the Management Board and members in office until the end of the Fiscal Year
Helen Giza (2)	53	815	39.77	32
Dr. Katarzyna Mazur-Hofsäß	377	5,788	39.23	227
William Valle	345	5,208	41.59	217

Former members of the Management Board
Rice Powell	657	9,913	47.61	472
Dr. Olaf Schermeier	250	3,839	38.28	147
Kent Wanzek	289	4,356	47.02	205
Harry de Wit	280	4,304	37.35	161

(1)	The plan terms applicable to the Share Based Award entitled to payments in euro.

(2)	Ms. Helen Giza was appointed as a member of the Management Board as of November 1, 2019, which is why the one-year variable compensation for 2019 and the resulting allocation amount only relate to the period since her appointment.

MB LTIP 2019

In the Fiscal Year, individual current and former members of the Management Board were awarded compensation from Performance Shares allocated to them in 2019 under the Fresenius Medical Care Management Board Long Term Incentive Plan 2019 (MB LTIP 2019). The Performance Shares allocated to the members of the Management Board under the MB LTIP 2019 were non-equity, cash-settled virtual compensation instruments with a performance period of three years. The Performance Shares generally vested, and were paid out, at the end of a period of four years from each relevant allocation date.

In order to determine the number of Performance Shares to be allocated to the respective Management Board member, the relevant allocation amount was divided by the value per Performance Share determined in accordance with IFRS 2 and considering the average price of the Company’s shares over a period of 30 calendar days prior to each relevant allocation date. The number of Performance Shares to vest for each member of the Management Board depended on the achievement of the performance targets.

The degree of the overall target achievement during the three-year performance period was determined based on the three equally weighted performance targets revenue growth, net income growth and return on invested capital (ROIC). The performance periods 2019, 2020 and 2021 were decisive for target achievement. The annual target values and target achievement were each as follows, according to the following table:

Long-Term Incentive – Target values and target achievement for the Allocation 2019 under the MB LTIP 2019

	Target values			Actual values			Target achievement
	0%	100%	200%	As reported	Adjustments (1)	According to plan terms	Per performance target	Annual
2019
Revenue growth	≤ 0%	=7%	≥ 16%	5.6%	(2.7)%	2.9%	41%	14%
Net income growth	≤ 0%	=7%	≥ 14%	(39.5)%	1.1%	(38.4)%	0%
Return on invested capital (ROIC)	≤ 7.7%	=7.9%	≥ 8.1%	6.1%	0.7%	6.8%	0%

2020
Revenue growth	≤ 0%	=7%	≥ 16%	2.2%	3.1%	5.3%	75%	92%
Net income growth	≤ 0%	=7%	≥ 14%	(2.9)%	17.8%	14.9%	200%
Return on invested capital (ROIC)	≤ 7.9%	=8.1%	≥ 8.3%	5.8%	1.7%	7.5%	0%

2021
Revenue growth	≤ 0%	=7%	≥ 16%	(1.3)%	3.1%	1.8%	26%	9%
Net income growth	≤ 0%	=7%	≥ 14%	(16.8)%	2.4%	(14.4)%	0%
Return on invested capital (ROIC)	≤ 7.9%	=8.1%	≥ 8.3%	4.9%	0.6%	5.5%	0%

Overall Target Achievement								38%

(1)	Revenue growth and net income growth were according to the plan terms of the MB LTIP 2019 determined at constant currency. To ensure comparability, the figures underlying the achievement of the performance targets revenue growth and net income growth for the performance period 2019 and underlying the achievement of the ROIC performance target for the performance periods 2019, 2020 and 2021 were adjusted for effects resulting from the application of IFRS 16. Furthermore, as already reported for the first time in the 2020 Compensation Report, an impairment of goodwill and tradenames in the then existing Latin America Segment had materialized in 2020 with an impact of €194,468 THOUS as a consequence of the macro-economic down-turn and increasing risk adjustment rates for several countries in the Latin America Segment. In particular to ensure comparability of the underlying financial figures of the performance targets with the Company’s operating performance and to adequately recognize the actual performance of the members of the Management Board, the supervisory board of the General Partner responsible at the time in February 2021 decided to exclude the Latin America Segment impairment in question, which solely related to the carrying amounts, when determining the relevant target achievement for the variable compensation for 2020.

If the actual financial figures were between the relevant target values for a target achievement of 0% and 100% or 100% and 200%, the target achievement was determined by linear interpolation. The average of the annual target achievement levels over the three-year performance period was used to determine the overall target achievement.

Based on the degree of the overall target achievement, the number of Performance Shares to vest was determined for each member of the Management Board. The number of Performance Shares could increase or decrease over the performance period. A total loss as well as (at most) doubling of the allocated Performance Shares in case of a target achievement of 200% (cap) was possible. After the final determination of the overall target achievement, the number of Performance Shares to vest was multiplied by the average price of the Company’s shares over the 30 calendar days preceding the relevant vesting date in order to calculate the corresponding amount received from the Performance Shares to vest.

The following table provides the vested amounts paid out in the Fiscal Year from the Allocation 2019 under the MB LTIP 2019:

Long-Term Incentive – Payout from the Allocation 2019 of the MB LTIP 2019

	Fair Value at allocation	Number of allocated Performance Shares	Overall target achievement	Number of final Performance Shares	Share price at payout		Payout amount in
	in € THOUS		in %		in €		in € THOUS
Current members of the Management Board and members in office until the end of the Fiscal Year
Helen Giza (1)	812	13,399	38	5,092	34.73	(2)	180
Dr. Katarzyna Mazur-Hofsäß	803	12,927	38	4,912	46.05		226
William Valle (1)	788	12,564	38	4,774	46.05		224

Former members of the Management Board
Michael Brosnan (1)	788	12,564	38	4,774	46.05		224
Rice Powell (1)	1,575	25,127	38	9,548	46.05		448
Dr. Olaf Schermeier	803	12,927	38	4,912	46.05		226
Kent Wanzek (1)	788	12,564	38	4,774	46.05		224
Harry de Wit	803	12,927	38	4,912	46.05		226

(1)	Note for the amounts set out that the compensation benefits for Ms. Helen Giza as well as for Messrs. William Valle, Michael Brosnan, Rice Powell and Kent Wanzek are denominated in U.S. dollar and that the amounts are subject to currency fluctuations. The translation of U.S. dollar amounts for the long-term incentive awarded in the Fiscal Year (vested amount) was done at the closing rate of the applicable vesting date.

(2)	The Allocation 2019 for Ms. Helen Giza, who was appointed as a member of the Management Board with effect from November 1, 2019, was made in December 2019 and vested in December 2023. The relevant share price at payout for Ms. Helen Giza therefore differs from that for the other Management Board members, for whom the Allocation 2019 was made in July 2019, which vested in July 2023.

LTIP 2011

In the Fiscal Year, individual current and former members of the Management Board for the last time could exercise stock options granted to them in previous years under the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Program 2011 (LTIP 2011), but did not make use of this.

The stock options outstanding in this respect in the Fiscal Year had been granted in 2015, could have been exercised at a price of € 76.99 each, and expired in the Fiscal Year. Since then, the Company has no longer issued any stock options to members of the Management Board. The LTIP 2011 was terminated in the Fiscal Year.

The number of stock options granted to the individual members of the Management Board that expired in the Fiscal Year and the main conditions for exercising them were already disclosed in the Compensation Report for 2022.

Overview of outstanding share-based compensation components

To the extent share-based compensation components are outstanding after the end of the Fiscal Year, these relate solely to allocations under the MB LTIP 2020. The status of the corresponding outstanding Performance Shares of the current and former members of the Management Board in the Fiscal Year and further information are shown in the following table:

Overview of outstanding Performance Shares allocated under the MB LTIP 2020

	Allocation date	Vesting date	Fair Value at allocation	Number of allocated Performance Shares	Overall target achievement (if final)	Number of Performance Shares as of December 31, 2023
			in € THOUS		in %
Current members of the Management Board and members in office until the end of the Fiscal Year
Helen Giza
Allocation 2021	March 1, 2021	March 1, 2024	1,138	20,941	14	2,932
Allocation 2022	March 1, 2022	March 1, 2025	1,688	32,279		32,279
Allocation 2023	March 1, 2023	March 1, 2026	2,177	67,568		67,568
Total				120,788		102,779

Martin Fischer
Allocation 2023	October 1, 2023	October 1, 2026	264	7,037		7,037
Total				7,037		7,037

Franklin W. Maddux, MD
Allocation 2021	March 1, 2021	March 1, 2024	1,016	18,625	14	2,608
Allocation 2022	March 1, 2022	March 1, 2025	1,110	20,974		20,974
Allocation 2023	March 1, 2023	March 1, 2026	1,282	39,790		39,790
Total				79,389		63,372

Dr. Katarzyna Mazur-Hofsäß
Allocation 2021	March 1, 2021	March 1, 2024	1,225	22,533	14	3,155
Allocation 2022	March 1, 2022	March 1, 2025	1,359	26,074		26,074
Allocation 2023	March 1, 2023	March 1, 2026	1,375	42,852		42,852
Total				91,459		72,081

William Valle
Allocation 2021	March 1, 2021	March 1, 2024	1,723	31,582	14	4,421
Allocation 2022	March 1, 2022	March 1, 2025	1,888	35,678		35,678
Allocation 2023	March 1, 2023	March 1, 2026	1,995	61,938		61,938
Total				129,198		102,037

Former members of the Management Board
Rice Powell
Allocation 2021	March 1, 2021	March 1, 2024	2,231	40,894	14	5,725
Allocation 2022	March 1, 2022	March 1, 2025	2,425	45,841		45,841
Total				86,735		51,566

Dr. Olaf Schermeier
Allocation 2021	March 1, 2021	March 1, 2024	1,105	20,328	14	2,846
Total				20,328		2,846

Kent Wanzek
Allocation 2021	March 1, 2021	March 1, 2024	1,033	18,929	14	2,650
Total				18,929		2,650

Harry de Wit
Allocation 2021	March 1, 2021	March 1, 2024	1,012	18,614	14	2,606
Total				18,614		2,606

Temporal profile of the share-based compensation components

The following overview shows the temporal profile of the share-based compensation components already described in the preceding tables and in the respective text sections.

(1)	The temporal profile uses a simplified, schematic illustration of the allocations. The details can be found in the tables above and in the corresponding explanations in the text.

(2)	The Share Based Award could be exercised after a period of three years from the allocation date at the earliest.

Compensation tables for the current Management Board members and members in office until the end of the Fiscal Year

The following tables show the individualized compensation awarded and due in the Fiscal Year to each current Management Board member and each member in office until the end of the Fiscal Year. In addition, the pension expense incurred for the individual contractual pension commitments is disclosed. The tabular presentation is based on the model tables of the GCGC in its previous version dated February 7, 2017.

Under the regime of Section 162 AktG, no uniform practice has yet emerged on the question of the conditions under which compensation is to be regarded as “awarded”. The understanding of the terms on which the following tables are based is therefore explained below in the interests of clarity and comprehensibility of the Compensation Report.

For the purposes of the following tables, compensation is deemed to have been “awarded in the fiscal year” if it has vested in the fiscal year. For this purpose, compensation is deemed to have vested in the year in which the underlying activity has been fully performed and the entitlement to payment of the compensation is no longer subject to any conditions precedent or conditions subsequent. In the case of long-term incentive, this generally corresponds to the year in which it is paid out. The long-term incentive earned under the MB LTIP 2020 is to be regarded as “awarded” irrespective of the fact that the amounts earned are to be invested in shares of the Company in accordance with the applicable plan terms.

Based on this understanding, the short-term incentive is considered to have vested in the fiscal year, and is shown in the following tables for the respective fiscal year, in which the underlying activity was performed. This facilitates comparison of the performance of the members of the Management Board in a fiscal year with the performance of the Company in the same fiscal year and allows the short-term incentive to be allocated on an accrual basis to the year in which the performance was performed. The columns for 2023 therefore contain the short-term incentive for the Fiscal Year that will not be paid out until 2024, and the columns for 2022 contain the short-term incentive for 2022 that was paid out in the Fiscal Year.

Compensation of the current members of the Management Board and members in office until the end of the Fiscal Year in € THOUS

	Helen Giza					Martin Fischer
	Chairwoman and Chief Executive Officer (until September 30, 2023, also Chief Financial Officer)					Chief Financial Officer
	Member of the Management Board since November 1, 2019					Member of the Management Board since October 1, 2023
	2023		2022 (1)			2023			2022 (1)
	Absolute	Ratio in %	Absolute		Ratio in %	Absolute		Ratio in %	Absolute	Ratio in %
Base salary	1,665		1,385	(2)		200
Fringe benefits	23		42			445	(3)
Total non-performance-based compensation	1,688	39	1,427		72	645		73
Short-term incentive	2,017	47	542		28	242		27
Long-term incentive	599	14	—		—	—		—
Allocation 2018 (Share Based Award)			—
Allocation 2019 (Share Based Award)	32					—
Allocation 2018 (LTIP 2016)			—
Allocation 2019 (MB LTIP 2019)	180					—
Allocation 2020 (MB LTIP 2020)	387					—
Total variable compensation	2,616		542			242
Total compensation according to sec. 162 para. 1 sent. 2 no. 1 AktG	4,304		1,969			887
Pension expense	625		1,245	(4)		—
Total compensation including pension expense	4,929		3,214			887

	Franklin W. Maddux, MD					Dr. Katarzyna Mazur-Hofsäß
	Global Chief Medical Officer					Chief Executive Officer for Care Enablement
	Member of the Management Board since January 1, 2020					Member of the Management Board since September 1, 2018
	2023		2022 (1)			2023		2022 (1)
	Absolute	Ratio in %	Absolute		Ratio in %	Absolute	Ratio in %	Absolute	Ratio in %
Base salary	980		921			1,064		1,064
Fringe benefits	187		174			32		57
Total non-performance-based compensation	1,167	43	1,095		65	1,096	34	1,121	59
Short-term incentive	1,188	44	360		21	1,289	40	416	22
Long-term incentive	353	13	228		14	825	26	366	19
Allocation 2018 (Share Based Award)			—					112
Allocation 2019 (Share Based Award)	—					227
Allocation 2018 (LTIP 2016)			228	(5)				254
Allocation 2019 (MB LTIP 2019)	—					226
Allocation 2020 (MB LTIP 2020)	353					372
Total variable compensation	1,541		588			2,114		782
Total compensation according to sec. 162 para. 1 sent. 2 no. 1 AktG	2,708		1,683			3,210		1,903
Pension expense	418		961			499		808
Total compensation including pension expense	3,126		2,644			3,709		2,711

Compensation of the current members of the Management Board and members in office until the end of the Fiscal Year in € THOUS

	William Valle
	Chief Executive Officer for Care Delivery
	Member of the Management Board since February 17, 2017
	2023		2022 (1)
	Absolute	Ratio in %	Absolute	Ratio in %
Base salary	1,526		1,567
Severance payments	1,778 (6)
Fringe benefits	194		284
Total non-performance-based compensation	3,498	55	1,851	54

Short-term incentive	1,849	29	613	18
Long-term incentive	1,040	16	993	29
Allocation 2018 (Share Based Award)			624
Allocation 2019 (Share Based Award)	217
Allocation 2018 (LTIP 2016)			369
Allocation 2019 (MB LTIP 2019)	224
Allocation 2020 (MB LTIP 2020)	599
Total variable compensation	2,889		1,606
Total compensation according to sec. 162 para. 1 sent. 2 no. 1 AktG	6,387		3,457
Pension expense	1,106		1,469
Total compensation including pension expense	7,493		4,926

(1)	Note for purposes of comparison between the amounts indicated and those of the Fiscal Year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Ms. Helen Giza (until May 15, 2022), Mr. Martin Fischer and Dr. Katarzyna Mazur-Hofsäß) or U.S. dollar (Ms. Helen Giza (since May 16, 2022) as well as Messrs. Franklin W. Maddux, MD and William Valle). The plan terms of the Share Based Award entitled to payments in euro. In principle, the translation of U.S. dollar amounts was done at the average exchange rate for the applicable calendar year. For the long-term incentive the translation of U.S. dollar amounts was done at the closing rate of the applicable vesting date.

(2)	The base salary of Ms. Helen Giza was increased in 2022 with a view to her additional responsibilities (Chairwoman of the Management Board since December 6, 2022, previously Deputy Chairwoman since May 16, 2022) and tasks (Chief Transformation Officer) and she was entitled in 2022 to the respectively adjusted amounts on a pro-rated basis as of the respective date.

(3)	The fringe benefits of Mr. Martin Fischer include a payment of €300 THOUS for the Fiscal Year, which he received as compensation for forfeited compensation benefits from a previous employment relationship. In 2024 and 2025, Mr. Fischer can receive further payments of €300 THOUS each year as compensation for forfeited compensation benefits from a previous employment relationship.

(4)	The pension commitment was made in 2022. The pension expense set out herein includes the past service cost which relates to the service period rendered since the appointment as a member of the Management Board.

(5)	The award shown for Mr. Franklin W. Maddux, MD, was made based on an allocation prior to his appointment as a member of the Management Board. The LTIP 2016 applied equally to members of the Management Board and to plan participants who were not members of the Management Board.

(6)	Mr. William Valle left the Management Board early at the end of the Fiscal Year. The severance payment shown here for Mr. Valle relates to the continued payment of his base salary for the period after his departure from the Management Board until the end of the original term of his service agreement, i.e. for the period from January 1, 2024 to February 16, 2025, to which Mr. Valle is entitled in connection with his early departure from the Management Board. The amount set out herein also includes fringe benefits to which Mr. Valle is entitled as agreed for the period until the end of the original term of his service agreement on February 16, 2025. Further details can be found in the section “Agreements with a member of the Management Board who resigned from office at the end of the Fiscal Year.” Insofar as the severance payment relates to Mr. Valle’s base salary, it will be paid out in bi-weekly installments during the aforementioned period, like previously his base salary.

Personal investment from variable compensation

The amounts earned from allocations under the MB LTIP 2020 in accordance with the applicable plan terms are to be invested in shares of the Company, which must be held for at least one year. This personal investment under the MB LTIP 2020 was made for the first time in the Fiscal Year from the allocation for 2020. The amounts invested by the members of the Management Board in this respect are shown in the section “Vested amounts (Allocation 2020).”

In order to have the Management Board members adequately participate in the sustainable development of the company, the supervisory board of the General Partner responsible at the time in 2021 decided that the Management Board members then in office – with their consent – would acquire shares in the Company on the stock exchange for a portion of their variable compensation. This consensual personal investment relates to (i) a portion of the short-term incentive for 2020, (ii) a portion of the long-term incentive allocated to the Management Board members in 2018 under the Long Term Incentive Plan 2016 (LTIP 2016), and (iii) a portion of the long-term incentive allocated in 2019 under the MB LTIP 2019. The shares so acquired may not be sold by the relevant Management Board member until the expiration of three years from the date of acquisition. The respective Management Board member remains obliged to acquire and hold the shares even if they have left the Management Board in the meantime. Details of the amounts invested from the short-term incentive for 2020 and from the long-term incentive allocated in 2018 under the LTIP 2016 can be found in the Compensation Reports for previous years.

The portion of the long-term incentive for which a Management Board member acquired shares in the Company from the payout made in the Fiscal Year under the MB LTIP 2019 (Allocation 2019) depended on the overall target achievement for 2019, 2020 and 2021 as well as the stock market price of the Company’s shares to be determined in accordance with the MB LTIP 2019. Details on the target achievement can be found in the section “MB LTIP 2019.” The net amounts invested in the Fiscal Year by the current Management Board members and members in office until the end of the Fiscal Year in this respect are as follows:

Personal Investment from the net Long-Term Incentive under the MB LTIP 2019 (Allocation 2019) (1)
in THOUS	Amount	Currency
Helen Giza	104	$
Dr. Katarzyna Mazur-Hofsäß	66	€
William Valle	72	$

(1)	The allocation for Mr. Franklin W. Maddux, MD, in 2019 was made prior to his appointment as a member of the Management Board and was therefore not subject to the aforementioned personal investment.

The number of shares acquired by the current and former members of the Management Board in the course of the aforementioned personal investments are shown in the following table. Only shares that still are subject to a holding period after expiry of the Fiscal Year are reported. Where American Depositary Shares (ADSs) have been acquired, two ADSs each represent one share. Reportable disposals of shares after the end of the respective holding period are published on www.eqs-news.com in the section “Directors’ Dealings.”

Information on the personal investment from the variable compensation

	Underlying compensation component	Date of the personal investment	End of the holding period	Type of the equity instruments	Number of purchased equity instruments
Current members of the Management Board and members in office until the end of the Fiscal Year
Helen Giza	Short-Term Incentive for 2020	February 24, 2021	February 24, 2024	ADSs	8,700
	Allocation 2019 under the MB LTIP 2019	December 21, 2023	December 21, 2026	ADSs	4,940
	Allocation 2020 under the MB LTIP 2020	December 4, 2023	December 4, 2024	Shares	6,854
Franklin W. Maddux, MD	Short-Term Incentive for 2020	February 25, 2021	February 25, 2024	ADSs	8,000
	Allocation 2020 under the MB LTIP 2020	December 4, 2023	December 4, 2024	Shares	6,386

Dr. Katarzyna Mazur-Hofsäß	Short-Term Incentive for 2020	February 25, 2021	February 25, 2024	Shares	3,295
	Allocation 2018 under the LTIP 2016	March 16, 2023	March 16, 2026	Shares	980
	Allocation 2019 under the MB LTIP 2019	December 12, 2023	December 12, 2026	Shares	1,710
	Allocation 2020 under the MB LTIP 2020	December 4, 2023	December 4, 2024	Shares	5,152
William Valle	Short-Term Incentive for 2020	March 22, 2021	March 22, 2024	ADSs	8,850
	Allocation 2018 under the LTIP 2016	December 14, 2022	December 14, 2025	ADSs	3,295
	Allocation 2019 under the MB LTIP 2019	December 21, 2023	December 21, 2026	ADSs	3,406
	Allocation 2020 under the MB LTIP 2020	December 4, 2023	December 4, 2024	Shares	9,495
Former members of the Management Board

Rice Powell	Short-Term Incentive for 2020	March 12, 2021	March 12, 2024	ADSs	16,415
	Allocation 2018 under the LTIP 2016	December 2, 2022	December 2, 2025	ADSs	6,569
	Allocation 2019	December 7, 2023	December 7, 2026	ADSs	5,000
	under the MB LTIP 2019	December 11, 2023	December 11, 2026	ADSs	2,077
Dr. Olaf Schermeier	Short-Term Incentive for 2020	February 24, 2021	February 24, 2024	Shares	3,730
	Allocation 2018 under the LTIP 2016	December 5, 2022	December 5, 2025	Shares	1,630
	Allocation 2019	December 7, 2023	December 7, 2026	Shares	1,000
	under the MB LTIP 2019	December 18, 2023	December 18, 2026	Shares	750
	Allocation 2020 under the MB LTIP 2020	December 4, 2023	December 4, 2024	Shares	4,041
Kent Wanzek	Short-Term Incentive for 2020	February 25, 2021	February 25, 2024	ADSs	7,639
	Allocation 2018 under the LTIP 2016	December 1, 2022	December 1, 2025	ADSs	3,397
	Allocation 2019 under the MB LTIP 2019	December 8, 2023	December 8, 2026	ADSs	3,515
Harry de Wit	Short-Term Incentive for 2020	February 24, 2021	February 24, 2024	Shares	2,650
	Allocation 2018 under the LTIP 2016	December 1, 2022	December 1, 2025	Shares	1,630
	Allocation 2019 under the MB LTIP 2019	December 7, 2023	December 7, 2026	Shares	1,760
	Allocation 2020 under the MB LTIP 2020	December 4, 2023	December 4, 2024	Shares	6,574

Shareholdings of the members of the Management Board

The shareholdings notified as of the end of the Fiscal Year of the members of the Management Board in office until the end of the Fiscal Year are shown in the following table. For simplification purposes, the number of shares and ADSs have been combined in the following table. Where ADSs are held, two ADSs each represent one share.

Shareholdings of the members of the Management Board in office until the end of the Fiscal Year
Number of shares
Helen Giza	13,735
Martin Fischer	—
Franklin W. Maddux, MD	18,136
Dr. Katarzyna Mazur-Hofsäß	11,362
William Valle	19,623

Other benefits and commitments

The following information concerns benefits and commitments to members of the Management Board within the meaning of Section 162 paragraph 2 AktG and related disclosures.

Benefits from third parties

Unless otherwise stated in this Compensation Report, no benefits were awarded or promised to the members of the Management Board by a third party in the Fiscal Year with regard to their activities as members of the Management Board, and compensation awarded to members of the Management Board for management activities or supervisory board mandates in companies of the Company’s group is offset against the compensation of the respective member of the Management Board. If the Supervisory Board resolves that compensation awarded to members of the Management Board for supervisory board activities outside the Company's group shall be deducted in full or in part from the compensation of the respective member of the Management Board, this will be made transparent accordingly.

Pension commitments

Fresenius Medical Care Management AG, in its former capacity as General Partner, made the following pension commitments to the current members of the Management Board or those in office until the end of the Fiscal Year. The pension commitments were transferred to the Company in connection with the change of the Company’s legal form and the associated departure of the General Partner.

Defined benefit pension commitments

The Management Board members Dr. Katarzyna Mazur-Hofsäß and Mr. William Valle, each of whom were appointed to the Management Board before January 1, 2019, were each made an individual, performance-based (i.e., defined benefit) contractual pension commitment.

The defined benefit pension commitments each provide for a retirement pension and survivor benefits (Hinterbliebenenversorgung) as of the time of conclusively ending active work (at age 65 at the earliest) or upon occurrence of disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit) or of a full or partial reduction in earning capacity (Erwerbsminderung), calculated by reference to the amount of the recipient’s most recent base salary.

The retirement pension in principle amounts to 30% of the pensionable income. The aforementioned percentage increases by 1.5 percentage points for each full year of service, up to a maximum of 45%. The pensionable income is determined on the basis of the average base salary in the last five years before the occurrence of the insured event. Current retirement pensions increase according to statutory requirements (Section 16 of the German Act for the Improvement of Company Pension Plans (BetrAVG)). As a general rule, 30% of the gross amount of any post-retirement income from an activity of the Management Board member is to be offset against the pension.

If a Management Board member dies, the surviving spouse receives a pension amounting to 60% of the pension claim applicable at that time. Furthermore, the deceased Management Board member’s natural legitimate children (leibliche eheliche Kinder) receive an orphan’s pension amounting to 20% of the pension claim applicable at that time until they complete their education, but no longer than they reach 25 years of age. However, all orphans’ pensions and the surviving spouse’s pension, taken together, may not exceed 90% of the Management Board member’s pension claim.

If a Management Board member leaves the Management Board before reaching the age of 65, the rights to the aforementioned benefits survive. In such case, however, the pension to be paid is reduced – unless the Management Board member ceases to hold office because a covered event occurs (disability or incapacity to work, payment of a survivor’s pension in case of death or, if applicable, early retirement) – in proportion to the ratio of the actual years of service as a Management Board member to the potential years of service until reaching the age of 65.

The development and status of the pension commitments pursuant to IAS 19 are as follows:

Development and status of pension commitments
in € THOUS
	January 1, 2023	Change	December 31, 2023 (1)
Dr. Katarzyna Mazur-Hofsäß	1,988	1,040	3,028
William Valle	5,425	1,996	7,421
Total:	7,413	3,036	10,449

(1)	The pension commitment of Mr. William Valle is denominated in U.S. dollar. For the calculation of the pension provisions an exchange rate of €0,93 /$1 was applied.

Defined contribution pension commitments

The Management Board members Ms. Helen Giza and Mr. Franklin W. Maddux, MD, each of whom were appointed to the Management Board after January 1, 2019, were each upon the prolongation of their respective service agreement made a pension commitment within the framework of a defined contribution plan. During the first three years from the granting of the pension commitment, there is generally a waiting period for the granting of benefits. Under the defined contribution plan, an annual insurance contribution amounting to 40% of the base salary, which determines the future benefit amount, is paid for the respective Management Board member retrospectively for the period from the appointment as a member of the Management Board. After reaching the relevant retirement age under the defined contribution plan, payments can be made either as a one-off payment or optionally in ten annual installments. An annuity payment is not provided. The defined contribution plan provides for survivors’ benefits (Hinterbliebenenversorgung) and benefits after the occurrence of a full or partial reduction in earning capacity (Erwerbsminderung). The implementation of the defined contribution plan is carried out in the form of external financing as a defined contribution plan with a reinsurance policy. The risks of death and occupational disability are covered already upon making of the pension commitment.

The insurance contributions in the Fiscal Year and the present value as of December 31 of the Fiscal Year are as follows:

Defined contribution pension commitments
in € THOUS
	Insurance contribution 2023	Present value as of December 31, 2023
Helen Giza	625	1,807
Franklin W. Maddux, MD	418	1,324
Total:	1,043	3,131

U.S.-based 401(k) Savings Plan

Based on individual contractual commitments, the Management Board members Ms. Helen Giza, Mr. Franklin W. Maddux, MD, and Mr. William Valle additionally participated in the U.S.-based 401(k) Savings Plan in the Fiscal Year; in this context, an amount of $9,900 (€9,156) for each of Ms. Giza and Mr. Valle and an amount of $1,768 (€1,635) for Mr. Maddux, MD, vested in the Fiscal Year (2022: $9,150 (€8,689) in each case). This plan generally allows employees in the U.S. to invest a limited portion of their gross salaries in retirement pension programs. The company supports its employees at this with benefits of up to 50% of the annual payments.

Post-employment non-competition covenant

A post-employment non-competition covenant was agreed with each member of the Management Board. If such covenant becomes applicable, the member of the Management Board will receive, for a period of up to two years, non-compete compensation amounting to half of the respective annual base salary for each year the non-competition covenant is applied.

Change of control

The service agreements of the Management Board members contain no express provisions for the event of a change of control.

Severance payment cap

The service agreements concluded with the Management Board members provide for a severance payment cap. Under this cap, payments in connection with the early termination of a Management Board activity may not exceed the value of two years’ compensation and may not compensate for more than the remaining term of the service agreement. To calculate the relevant annual compensation, only the fixed compensation components are applied. If the Company has terminated the service agreement for good cause or would be entitled to do so, no severance payments will be made.

Continued compensation in cases of sickness

All Management Board members have received individual contractual commitments to obtain continued compensation in cases of sickness for a maximum of twelve months; after six months of sick leave, insurance benefits may be offset against such payments. If a Management Board member dies, the surviving dependents will be paid three more monthly installments after the month of death, not to exceed, however, the amount due for the period until the scheduled expiration of the relevant service agreement.

Agreements with a member of the Management Board who resigned from office at the end of the Fiscal Year

The member of the Management Board Mr. William Valle early left the Management Board at the end of the Fiscal Year. In view of his early departure from the Management Board, the supervisory board of the General Partner responsible at the time agreed with Mr. Valle that, as severance payment, he would be entitled to the continuance of his base salary amounting to $1,650 THOUS (€1,526 THOUS) per year and the fringe benefits agreed in his service agreement until the end of the original term of his service agreement on February 16, 2025. Further, a post-contractual non-competition clause was agreed with Mr. Valle for the period from January 1, 2024 to December 31, 2025. The annual compensation that Mr. Valle is entitled to receive for the post-contractual non-competition clause amounts to $825 THOUS (€763 THOUS) and is to be offset against his severance payments. The short-term and long-term incentives allocated to Mr. Valle until the end of the Fiscal Year are exercisable and payable in accordance with the respective plan terms and the targets and due dates agreed therein. For the period from January 1, 2024, Mr. Valle will not receive any further allocations of short-term or long-term incentives. Mr. Valle is entitled to a pension from age 65 in accordance with the pension commitment described above. The payment of the pension is reduced to the extent the aforementioned compensation for the post-contractual non-competition period is to be paid. The above agreements are in line with the applicable Compensation System 2020+ and the relevant recommendations of the GCGC.

Further information

Compensation of the U.S. members of the Management Board Ms. Helen Giza, Mr. Franklin W. Maddux, MD, and Mr. William Valle, was partly paid in the U.S. (in U.S. dollar) and partly in Germany (in euro). With respect to the amount paid in Germany, it was agreed with the aforementioned Management Board members that due to varying tax rates in both countries, the increased or lower tax burden to such members of the Management Board arising from German tax rates in comparison to U.S. tax rates will be balanced or will be paid back by them (net compensation). Pursuant to a modified net compensation agreement, these Management Board members will be treated as if they were taxed in the U.S. only. Since the actual tax burden can be calculated only in connection with the preparation of the Management Board members’ tax returns, subsequent adjustments may have to be made, which will then be retroactively covered in future Compensation Reports.

To the extent permitted by law, the Company undertook to indemnify the Management Board members from claims asserted against them arising out of their work for the Company and its affiliates, to the extent such claims exceed their liability under German law. To secure such obligations, a Directors & Officers liability insurance is in place having a deductible that corresponds to the specifications under German stock corporation law.

In accordance with applicable legal requirements, no loans or advance payments on future compensation components were awarded to members of the Management Board in the Fiscal Year.

Former Management Board members’ compensation

The compensation awarded or due to former members of the Management Board in the Fiscal Year is shown individually in the following table, unless the respective member of the Management Board left before the end of 2013. Members of the Management Board who left before the end of 2013 received pension payments totaling €55 THOUS in the Fiscal Year. Otherwise, no compensation was awarded or due to former members of the Management Board in the Fiscal Year.

Compensation of the former members of the Management Board

in € THOUS

	Michael Brosnan (1)		Roberto Fusté		Prof. Emanuele Gatti		Rice Powell (1)

	Member of the Management Board until October 31, 2019		Member of the Management Board until March 31, 2016		Member of the Management Board until March 31, 2014		Member of the Management Board until December 31, 2022
	Absolute	Ratio in %	Absolute	Ratio in %	Absolute	Ratio in %	Absolute		Ratio in %
Pension payments	375		293		378		672	(2)
Fringe benefits	2		—		—		206
Total non-performance-based compensation	377	63	293	100	378	100	878		34

Allocation 2019 (Share Based Award)	—		—		—		472
Allocation 2019 (MB LTIP 2019)	224		—		—		448
Allocation 2020 (MB LTIP 2020)	—		—		—		776
Total variable compensation	224	37	—	—	—	—	1,696		66
Total compensation according to sec. 162 para. 1 sent. 2 no. 1 AktG	601		293		378		2,574

	Dr. Rainer Runte		Dr. Olaf Schermeier		Kent Wanzek (1)		Harry de Wit

	Member of the Management Board until March 31, 2014		Member of the Management Board until December 31, 2021		Member of the Management Board until December 31, 2021		Member of the Management Board until December 31, 2021
	Absolute	Ratio in %	Absolute	Ratio in %	Absolute	Ratio in %	Absolute	Ratio in %
Pension payments	149		—		273		—
Fringe benefits	—		—		88		18
Total non-performance-based compensation	149	100	—	—	361	32	18	3

Allocation 2019 (Share Based Award)	—		147		205		161
Allocation 2019 (MB LTIP 2019)	—		226		224		226
Allocation 2020 (MB LTIP 2020)	—		297		347		301
Total variable compensation	—	—	670	100	776	68	688	97
Total compensation according to sec. 162 para. 1 sent. 2 no. 1 AktG	149		670		1,137		706

(1)	Note for the amounts set out that the compensation benefits for Messrs. Michael Brosnan, Rice Powell and Kent Wanzek are denominated in U.S. dollar. The plan terms of the Share Based Award entitled to payments in euro. In principle, the translation of U.S. dollar amounts was done at the average exchange rate for the applicable calendar year. For the long-term incentive the translation of U.S. dollar amounts was done at the closing rate of the applicable vesting date.

(2)	The payment of the entitlement to the pension payment set out herein was reduced, as agreed, in the full amount by the amount that Mr. Rice Powell was entitled to receive as compensation for the post-contractual non-competition clause agreed with him in 2022 for the Fiscal Year.

For an explanation as to how the compensation components correspond to the relevant compensation system, as to how compensation promotes the long-term development of the Company, as to how the performance criteria were applied as and as to how the compensation “awarded” in the Fiscal Year is defined, see the respective aforementioned statements regarding the compensation for the current Management Board members and members in office until the end of the Fiscal Year.

Compensation of the members of the supervisory board

The supervisory board advises and monitors the management and is involved in the strategy and planning and in all matters of fundamental importance to the company. In view of these tasks, which carry a high degree of responsibility, the members of the supervisory board are intended to receive appropriate compensation, which also takes sufficient account of the time required to hold the supervisory board office. In addition, supervisory board compensation that is appropriate also with respect to the market environment ensures that the Company will continue to have qualified candidates for the supervisory board in the future. Appropriate compensation of the supervisory board members thus contributes to the promotion of the business strategy and the long-term development of the Company.

The AGM of the Company on August 27, 2020 approved both the compensation for the Supervisory Board applicable at that time and the compensation applicable since January 1, 2021 by a majority of more than 98% of the votes cast. The resolution of the Company’s general meeting on the Supervisory Board members’ compensation can be found on the Company’s website at www.freseniusmedicalcare.com/en/about-us/supervisory-board/remuneration.

This Compensation Report contains information on the compensation of the members of the Supervisory Board of the Company as well as – as in previous years, but for the last time for the Fiscal Year – information on the compensation of the members of the supervisory board of Fresenius Medical Care Management AG. Fresenius Medical Care Management AG ceased to be the general partner of the Company when the change of the Company’s legal form took effect. The information on the compensation of the members of the supervisory board of Fresenius Medical Care Management AG in this Compensation Report is therefore limited to the period for which Fresenius Medical Care Management AG was the general partner of the Company in the Fiscal Year (i.e., until the change of the Company’s legal form took effect on November 30, 2023).

The compensation of the members of the Supervisory Board of the Company and the supervisory board of Fresenius Medical Care Management AG was largely identical until the change of the Company’s legal form took effect and was regulated in Article 13 of the respective Articles of Association of the Company and of Fresenius Medical Care Management AG. This ensured that the compensation of the members of the Supervisory Board of the Company on the one hand and the members of the supervisory board of Fresenius Medical Care Management AG on the other hand were aligned as long as Fresenius Medical Care Management AG was involved in the corporate governance of the Company as general partner. Against this background, the following statements relate, unless otherwise stated, both to the compensation of the members of the Supervisory Board of the Company and to the compensation of the members of the supervisory board of Fresenius Medical Care Management AG in its capacity as general partner of the Company.

The members of the Supervisory Board of the Company were compensated by the Company and the members of the supervisory board of the Fresenius Medical Care Management AG were compensated by Fresenius Medical Care Management AG. However, the compensation for the members of the supervisory board of Fresenius Medical Care Management AG and the compensation for the members of its committees were charged to the Company in accordance with Article 7 paragraph 3 of the Company’s Articles of Association in the version applicable until the change of legal form took effect.

When the change of the Company’s legal form took effect on November 30, 2023, the Company’s new Articles of Association also came into effect. The compensation of the Supervisory Board of the Company in the legal form of an AG is now regulated by Article 14 of the Company’s Articles of Association but is largely unchanged from such compensation under the Articles of Association of the Company in the legal form of a KGaA. Against this background, the following statements relate, unless otherwise stated, to both the Supervisory Board of the Company in the legal form of a KGaA and the Supervisory Board of the Company in the legal form of an AG.

Compensation as provided for in the Articles of Association

According to the respective Articles of Association, the members of the supervisory board receive fixed compensation, fringe benefits (comprising the reimbursement of expenses and insurance coverage) and, if they serve on committees of the supervisory board, compensation for these committee activities. If a fiscal year does not comprise a full calendar year, the compensation related to a full fiscal year is to be paid pro rata temporis.

In the Fiscal Year, the members of the supervisory board received compensation on the basis of and in accordance with the respective Articles of Association as follows:

Activities on the supervisory board

Each supervisory board member received fixed compensation of $160 THOUS (2022: $160 THOUS) for the full Fiscal Year, payable in four equal installments at the end of a calendar quarter. The Chairperson of the supervisory board received additional compensation of $160 THOUS (2022: $160 THOUS) and the Deputy Chairperson received additional compensation of $80 THOUS (2022: $80 THOUS), in each case for the full Fiscal Year.

Activities in committees

As a member of a committee, a supervisory board member additionally received $40 THOUS (2022: $40 THOUS) for the full Fiscal Year. A member of a committee who served as Chairperson or Deputy Chairperson of a committee additionally received $40 THOUS and $20 THOUS for the full Fiscal Year, respectively (2022: $40 THOUS and $20 THOUS, respectively), payable in four identical installments at the end of a calendar quarter.

Until the change of legal form took effect, the Company had established a Joint Committee. The Joint Committee consisted of two members of the Supervisory Board of the Company and two members of the supervisory board of the General Partner. No separate compensation was awarded to supervisory board members who were members of the Joint Committee or performed the functions of the Chairperson or Deputy Chairperson. In accordance with Article 13e paragraph 3 of the Articles of Association of the Company in the legal form of a KGaA, the members of the Joint Committee were, however, entitled to receive an attendance fee in the amount of $3.5 THOUS, where applicable. The Joint Committee did not meet in the Fiscal Year.

Deduction and offset clauses

To the extent a person was simultaneously a member of the Supervisory Board of the Company and of the supervisory board of Fresenius Medical Care Management AG in its capacity as general partner of the Company and received compensation for these activities, such compensation was reduced by half in each case. The same applied to the additional compensation paid to the Chairperson and the Deputy Chairperson of the Supervisory Board if a person simultaneously performed this function on the Supervisory Board of the Company and the supervisory board of Fresenius Medical Care Management AG in its capacity as general partner of the Company. If the Deputy Chairperson of the Supervisory Board of the Company or the supervisory board of Fresenius Medical Care Management AG simultaneously was the Chairperson of the supervisory board of Fresenius Medical Care Management AG or the Supervisory Board of the Company, that person received no additional compensation for the activity as Deputy Chairperson. If a member of a committee of the Supervisory Board of the Company at the same time was a member of a committee of the supervisory board of Fresenius Medical Care Management AG and received compensation for these activities, these compensation payments were offset against each other in the corresponding amount, provided that the committees had the same type of functions and competences.

Reimbursement of expenses and insurance protection

Furthermore, members of the supervisory board are reimbursed for the expenses incurred in the exercise of their office, including any statutory value-added tax owed by them.

A Directors & Officers liability insurance in favor of the supervisory board members is in place, having a deductible corresponding to the specifications applying to management board members under German stock corporation law.

No variable compensation

The compensation awarded and due to the supervisory board members in the Fiscal Year exclusively comprises fixed compensation components.

Compensation awarded and due in the Fiscal Year

The compensation awarded and due in the Fiscal Year to the current and former members of the Supervisory Board of the Company and the supervisory board of Fresenius Medical Care Management AG, including the amount charged by Fresenius Medical Care Management AG to the Company, is shown in the following table. The information for the members of the supervisory board of Fresenius Medical Care Management AG is limited to the period until the change of the Company’s legal form took effect and Fresenius Medical Care Management AG ceased to be the General Partner on November 30, 2023. No compensation for the Fiscal Year was awarded or due to the employee representatives on the Company’s Supervisory Board appointed by court order effective January 26, 2024.

The legal identity of the Company remains unaffected by the change of its legal form from a KGaA to an AG. The information on the compensation of the members of the Company’s Supervisory Board relates to the Company in the legal form of a KGaA for the period until the change of legal form took effect and to the Company in the legal form of an AG for the period since the change of legal form took effect.

Compensation awarded or due of the current and former members of the supervisory board (1)

in € THOUS

	Compensation for supervisory board activities for the General Partner		Compensation for supervisory board activities for the Company		Compensation for committee services for the General Partner		Compensation for committee services for the Company		Overall compensation awarded or due
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022

Current members of the supervisory board
Michael Sen (2)	271	76	25	—	136	38	12	—	444	114
Sara Hennicken (3)	136	50	19	—	—	—	3	—	158	50
Shervin J. Korangy (4)	—	—	12	—	—	—	8	—	20	—
Dr. Marcus Kuhnert (4)	—	—	12	—	—	—	9	—	21	—
Gregory Sorensen, MD (5)	68	76	80	76	—	—	3	—	151	152
Pascale Witz (5)	68	76	80	76	—	—	82	57	230	209

Former members of the supervisory board
Dr. Dieter Schenk (6)	68	76	203	228	68	76	51	57	390	437
Rolf A. Classon (7)	68	76	136	152	34	38	85	133	323	399
Dr. Dorothea Wenzel (8)	—	—	136	152	—	—	85	76	221	228
Prof. Dr. Gregor Zünd (8)	—	—	136	152	—	—	—	—	136	152
Total	679	430	839	836	238	152	338	323	2,094	1,741

(1)	Shown without withholding tax; translation of U.S. dollar amounts at the average exchange rate for the applicable calendar year.

(2)	Until November 30, 2023, member and Chairman of the supervisory board of Fresenius Medical Care Management AG in its function as the General Partner. For the remainder of the Fiscal Year, member and Chairman of the Supervisory Board of the Company.

(3)	Until November 30, 2023, member of the supervisory board of Fresenius Medical Care Management AG in its function as the General Partner. For the remainder of the Fiscal Year, member and Deputy Chairwoman of the Supervisory Board of the Company.

(4)	Since November 30, 2023, member of the Supervisory Board of the Company.

(5)	Until November 30, 2023, also member of the supervisory board of Fresenius Medical Care Management AG in its function as the General Partner.

(6)	Until November 30, 2023, member and Chairman of the Supervisory Board of the Company as well as member and Deputy Chairman of the supervisory board of Fresenius Medical Care Management AG in its function as the General Partner.

(7)	Until November 30, 2023, member and Deputy Chairman of the Supervisory Board of the Company as well as member of the supervisory board of Fresenius Medical Care Management AG in its function as the General Partner.

(8)	Until November 30, 2023, member of the Supervisory Board of the Company.

In the Fiscal Year, no compensation was awarded or due to supervisory board members who ceased to hold office prior to the beginning of the Fiscal Year.

Comparative presentation of the development of the compensation

The development of the compensation awarded and due to the current and former members of the Management Board as well as the members of the Supervisory Board of the Company and the supervisory board of Fresenius Medical Care Management AG in its function as the general partner of the Company, the development of the Company’s earnings and the development of the average compensation of employees on a full-time equivalent (FTE) basis are shown comparatively in the following table.

Metrics for the performance of the Company

For the purposes of a comparative presentation of the Company’s performance, in addition to the Company’s annual results for the year under German commercial law, which shows the Company’s earnings development, revenue and net income as well as operating income and return on invested capital (ROIC) are also used, each of which serve as key performance indicators or important financial performance indicators of the group and as performance targets for the Management Board members’ variable compensation.

Information on the compensation awarded and due

Since the Compensation Report for 2021, the compensation has been reported in accordance with the provisions of the new Section 162 AktG introduced at the time. In order to obtain a reasonable comparison between the individual years, the information contained in the following table on the compensation of the members of the Management Board and the respective supervisory board in 2019 und 2020, too, is reported in accordance with the understanding of the term “compensation awarded and due” applied in the compensation tables in the section “Compensation tables for the current Management Board members and members in office until the end of the Fiscal Year.” The amounts disclosed for previous years therefore differ in some cases from the corresponding disclosures in the Compensation Reports for 2019 and 2020.

Financial figures

The figures set out in the compensation comparison are disclosed at current currency and in accordance with the accounting standards applied by the Company in the relevant fiscal year, while the figures relating to the Management Board members’ long-term incentive are in principle determined at constant currency and the figures relating to the Management Board members’ short-term incentive are translated at the exchange rates that were applied for the determination of the target values.

As disclosed in the Compensation Reports for the relevant years, the figures used for determining the level of target achievement and for determining the Management Board members’ compensation were and are, in some cases, adjusted for certain effects, including, without limitation, effects resulting from a change in the applicable accounting standards.

Consequently, there is only a limited degree of comparability between the figures relating to each year shown in the following table and the corresponding amounts of the Management Board members’ compensation and, in particular, between these figures in terms of their respective annual change.

Compensation of the Management Board

In accordance with the respectively applicable plan terms, an award in the meaning of this Compensation Report from the long-term incentive to the members of the Management Board is generally made no earlier than four (LTIP 2011, LTIP 2016 and MB LTIP 2019) or three (MB LTIP 2020, Share Based Award) years after the respective allocation. As a result, compensation awarded or due to Management Board members is usually lower in the first years of their Management Board activity than in subsequent years.

The different vesting periods for the various long-term incentives also mean that more than one tranche of the long-term incentives can be earned in certain years and is therefore deemed to have been awarded. This applies, for example, to the 2019 allocation under the MB LTIP 2019 and the 2020 allocation under the MB LTIP 2020, which each vested in the Fiscal Year.

Compensation of the supervisory boards

The variable compensation component previously in place for the supervisory board was eliminated with effect from January 1, 2021. To compensate for this, the fixed compensation of the members of the supervisory board was increased effective from January 1, 2021 in view of the significant increase in the scope of monitoring and advisory activities.

Compensation of the employees

Employee compensation is based on the average wages and salaries of all employees on an FTE basis at group companies worldwide in the respective year in order to enable reporting that is consistent with the corresponding figures from reports for previous years as well as the most comprehensive comparison possible over the entire comparative period.

Comparative presentation of the development of the compensation

	2023	Change	2022	Change	2021	Change	2020	Change	2019
	in € THOUS	in %	in € THOUS	in %	in € THOUS	in %	in € THOUS	in %	in € THOUS
Revenue	19,453,617	0	19,398,017	10	17,618,685	(1)	17,859,063	2	17,476,555
Operating income	1,369,438	(9)	1,511,755	(18)	1,852,290	(20)	2,304,409	2	2,269,558
Net income	498,997	(26)	673,405	(31)	969,308	(17)	1,164,377	(3)	1,199,619
ROIC	2.8%	(15)	3.3%	(33)	4.9%	(16)	5.8%	(5)	6.1%
Annual result according to the statutory financial statements of Fresenius Medical Care AG	798,197	n. a.	(1,141,219)	n. a.	1,737,017	n. a.	(1,357,242)	n. a.	676,709
Average employees' compensation	51.9	(1)	52.3	15	45.4	(2)	46.2	2	45.5

Current members of the Management Board and members in office until the end of the Fiscal Year
Helen Giza	4,304	119	1,969	11	1,781	(12)	2,014	185	707
Martin Fischer	887	n. a.	—	n. a.	—	n. a.	—	n. a.	—
Franklin W. Maddux, MD	2,708	61	1,683	(15)	1,986	(33)	2,949	n. a.	—
Dr. Katarzyna Mazur-Hofsäß	3,210	69	1,903	2	1,872	(6)	1,993	4	1,925
William Valle	6,387	85	3,457	(7)	3,709	(16)	4,402	88	2,345

Former members of the Management Board
Michael Brosnan	601	57	382	(41)	651	(83)	3,813	(16)	4,561
Roberto Fusté	293	—	293	7	274	(87)	2,157	245	626
Prof. Emanuele Gatti	378	—	378	6	355	—	355	—	355
Rice Powell	2,574	(45)	4,658	(14)	5,424	(29)	7,642	88	4,060
Dr. Rainer Runte	149	1,142	12	n. a.	—	n. a.	—	n. a.	—
Dr. Olaf Schermeier	670	4	644	(75)	2,578	(15)	3,042	42	2,136
Kent Wanzek	1,137	54	740	(71)	2,554	(30)	3,654	77	2,059
Harry de Wit	706	11	637	(77)	2,814	(13)	3,243	91	1,698

Current members of the supervisory board
Michael Sen	444	289	114	n. a.	—	n. a.	—	n. a.	—
Sara Hennicken	158	216	50	n. a.	—	n. a.	—	n. a.	—
Shervin J. Korangy	20	n. a.	—	n. a.	—	n. a.	—	n. a.	—
Dr. Marcus Kuhnert	21	n. a.	—	n. a.	—	n. a.	—	n. a.	—
Gregory Sorensen, MD	151	(1)	152	77	86	n. a.	—	n. a.	—
Pascale Witz	230	10	209	12	187	24	151	9	139

Former members of the supervisory board
Dr. Dieter Schenk	390	(11)	437	7	407	32	308	4	296
Rolf A. Classon	323	(19)	399	—	398	42	280	(2)	285
Dr. Dorothea Wenzel	221	(3)	228	24	184	139	77	71	45
Prof. Dr. Gregor Zünd	136	(11)	152	8	141	83	77	(3)	79

Outlook for compensation-related changes

The Supervisory Board will submit a fully reviewed and revised system for the compensation of the Management Board members for approval at the Company’s 2024 AGM, which shall apply to the compensation of all current Management Board members from 2024 onwards. It is intended in particular to include sustainability as a performance target also for the long-term incentive and to introduce, in addition to the already existing shareholding requirements, formal Share Ownership Guidelines, which will link the long-term development of the Company even more closely to the compensation of the Management Board.

The 2024 AGM of the Company will further, as scheduled, resolve upon the compensation of the Supervisory Board.

Auditor’s Report

To Fresenius Medical Care AG, Hof (Saale)

We have audited the remuneration report of Fresenius Medical Care AG, Hof (Saale), for the financial year from January 1 to December 31, 2023 including the related disclosures, which was prepared to comply with § [Article] 162 AktG [Aktiengesetz: German Stock Corporation Act].

Responsibilities of the Executive Directors and the Supervisory Board

The executive directors and the supervisory board of Fresenius Medical Care AG are responsible for the preparation of the remuneration report, including the related disclosures, that complies with the requirements of § 162 AktG. The executive directors and the supervisory board are also responsible for such internal control as they determine is necessary to enable the preparation of a remuneration report, including the related disclosures, that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibilities

Our responsibility is to express an opinion on this remuneration report, including the related disclosures, based on our audit. We conducted our audit in accordance with German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the remuneration report, including the related disclosures, is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts including the related disclosures stated in the remuneration report. The procedures selected depend on the auditor’s judgment. This includes the assessment of the risks of material misstatement of the remuneration report including the related disclosures, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the preparation of the remuneration report including the related disclosures. The objective of this is to plan and perform audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the executive directors and the supervisory board, as well as evaluating the overall presentation of remuneration report including the related disclosures.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Opinion

In our opinion, based on the findings of our audit, the remuneration report for the financial year from January 1 to December 31, 2023, including the related disclosures, complies in all material respects with the accounting provisions of § 162 AktG.

Reference to an Other Matter – Formal Audit of the Remuneration Report according to § 162 AktG

The audit of the content of the remuneration report described in this auditor’s report includes the formal audit of the remuneration report required by § 162 Abs. [paragraph] 3 AktG, including the issuance of a report on this audit. As we express an unqualified audit opinion on the content of the remuneration report, this audit opinion includes that the information required by § 162 Abs. 1 and 2 AktG has been disclosed in all material respects in the remuneration report.

Restriction on use

We issue this auditor’s report on the basis of the engagement agreed with Fresenius Medical Care AG. The audit has been performed only for purposes of the company and the auditor’s report is solely intended to inform the company as to the results of the audit. Our responsibility for the audit and for our auditor’s report is only towards the company in accordance with this engagement. The auditor’s report is not intended for any third parties to base any (financial) decisions thereon. We do not assume any responsibility, duty of care or liability towards third parties; no third parties are included in the scope of protection of the underlying engagement. § 334 BGB [Bürgerliches Gesetzbuch: German Civil Code], according to which objections arising from a contract may also be raised against third parties, is not waived.

Frankfurt am Main, February 23, 2024

PricewaterhouseCoopers	GmbH

Wirtschaftsprüfungsgesellschaft

(sgd. Peter Kartscher)	(sgd. Dominik Höhler)
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)